FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of .…	February	…………………………………………………… ,	2018

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	February 26, 2018	By ……/s/…… Eiji Shimizu………………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice of Convocation of the Ordinary General Meeting of Shareholders for the 117th Business Term

To Our Shareholders

We are pleased to present our notice of convocation of the Ordinary General Meeting of Shareholders for the 117th Business Term (from January 1, 2017 to December 31, 2017).

Although 2017 was politically an unstable year with continued political turmoil and tension worldwide, the world economy as a whole continued to expand moderately and stably.

In such an environment, under the five-year management plan, Phase V (2016 - 2020) of our “Excellent Global Corporation Plan,” the Canon Group strived to thoroughly strengthen profitability of existing businesses which support our business foundation by honing our capabilities from all fronts including product competitiveness and sales capability. At the same time, we endeavored to strengthen and expand four new business areas (commercial printing, network cameras, healthcare, and industrial equipment). As a result, we achieved increased revenue and profit in the 117th Business Term for the first time in four years, with sales exceeding 4 trillion yen, a level not seen since the collapse of Lehman Brothers.

Index

For the term-end dividend, in appreciation for the ongoing support of our shareholders and commemorating the 80th anniversary of Canon as of August 2017, we will propose a distribution of 85.00 yen per share consisting of 75.00 yen per share of ordinary dividend and 10.00 yen per share of commemorative dividend at the Ordinary General Meeting of Shareholders for the 117th Business Term. As a result, dividends for this year, when combined with the interim dividend (75.00 yen per share), will be 160.00 yen per share, which is the highest amount in our history.

Despite the growing concerns about political turmoil risk, the world economy is expected to continue to recover at a moderate pace in 2018. Under such conditions, the Canon Group will make united efforts, aiming to achieve further earnings improvement and full-fledged growth.

We look forward to our shareholders’ continued support and encouragement.

March, 2018

Chairman & CEO    FUJIO MITARAI

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 117TH BUSINESS TERM	P. 3
Guidance Notes on the Exercise of Voting Rights	P. 4
REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS
Propositions:
Item No.1 - Dividend from Surplus	P. 6
Item No.2 - Election of Seven Directors	P. 7
Item No.3 - Election of Two Audit & Supervisory Board Members	P. 11
Item No.4 - Grant of Bonus to Directors	P. 14
Item No.5 - Revision of Remuneration, etc. for Directors	P. 14
(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law)
BUSINESS REPORT
1. Current Conditions of the Canon Group	P. 17
2. Shares of the Company	P. 29
3. Share Options of the Company	P. 29
4. Directors and Audit & Supervisory Board Members	P. 30
5. Accounting Auditor	P. 32
6. Systems Necessary to Ensure the Properness of Operations	P. 33
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	P. 37
Consolidated Statements of Income	P. 38
Consolidated Statement of Equity	P. 39
Notes to Consolidated Financial Statements	P. 40
FINANCIAL STATEMENTS
Balance Sheets	P. 42
Statements of Income	P. 43
Statement of Changes in Net Assets	P. 44
Notes to Non-Consolidated Financial Statements	P. 45
AUDIT REPORTS
AUDIT REPORT OF ACCOUNTING AUDITOR
ON CONSOLIDATED FINANCIAL STATEMENTS	P. 47
AUDIT REPORT OF ACCOUNTING AUDITOR	P. 48
AUDIT REPORT OF AUDIT & SUPERVISORY BOARD	P. 49
REFERENCE
Business Topics	P. 51
CSR Initiatives	P. 52
Information for Shareholders	P. 53

The map of the place of the General Meeting of Shareholders

Securities Code: 7751 March 5, 2018
TO OUR SHAREHOLDERS
CANON INC.
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo Chairman & CEO Fujio Mitarai

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 117TH BUSINESS TERM

Notice is hereby given that the Ordinary General Meeting of Shareholders for the 117th Business Term of Canon Inc. (the “Company”) will be held as described below and that you are invited to attend the Meeting.

If you do not expect to attend the Meeting, you may exercise your voting rights in writing or by electromagnetic means (Internet etc.) in accordance with the “Guidance Notes on the Exercise of Voting Rights” (pages 4-5). After reviewing the following Reference Documents for General Meeting of Shareholders, please exercise your voting rights by no later than 5:00 p.m. on March 28 (Wednesday), 2018 (Japan time).

1. DATE AND TIME:	March 29 (Thursday), 2018 at 10:00 a.m. (Japan time)
Headquarters of the Company
2. PLACE:	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo
(Please see the map at the end of this notice.)
3. MATTERS CONSTITUTING THE PURPOSE OF THE MEETING	Matters to be Reported:

1.  Reports on the contents of the Business Report and Consolidated Financial Statements for the 117th Business Term (from January 1, 2017 to December 31, 2017), and reports on the Auditing Results of Accounting Auditor and Audit & Supervisory Board regarding the Consolidated Financial Statements.

2. Reports on the content of the Financial Statements for the 117th Business Term (from January 1, 2017 to December 31, 2017).
Matters to be Resolved upon:
Propositions:
Item No.1 - Dividend from Surplus
Item No.2 - Election of Seven Directors
Item No.3 - Election of Two Audit & Supervisory Board Members
Item No.4 - Grant of Bonus to Directors
Item No.5 - Revision of Remuneration, etc. for Directors

•  It would be appreciated if you could come early since the reception desk is expected to be crowded just before the opening of the Meeting.

•  Upon attending the Meeting, please present the enclosed Voting Form to the receptionist at the place of the Meeting.

•  Please note that no gift will be provided at the Meeting. Thank you for your understanding.

•  Any changes in the matters described in Reference Documents for General Meeting of Shareholders, Business Report, Consolidated Financial Statements and Financial Statements will be posted on our website on the Internet (http://global.canon/en/ir/).

Guidance Notes on the Exercise of Voting Rights

This is to introduce the procedure to exercise voting rights of shareholders of the Company in writing (using the Voting Form) or by electromagnetic means (Internet, etc.).

To Institutional Investors

The electronic voting platform for institutional investors operated by Investor Communications Japan Inc. is available for institutional investors that have applied to use such platform in advance.

REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS

Item No.1: Dividend from Surplus

The basic policy of the Company is to provide a stable return and actively return profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

During the current business term, the Company has been making steady progress in transforming its business structure by enhancing profitability of its existing businesses and expanding its new businesses, while also improving managerial efficiency through comprehensive cash flow management. Upon having comprehensively considered such circumstances and the above basic policy, we propose a term-end dividend of 85.00 yen per share, as set forth below, consisting of an ordinary term-end dividend of 75.00 yen per share, which is the same as the amount paid at the end of the previous term, and a commemorative dividend of 10.00 yen per share to commemorate the 80th anniversary of the Company’s establishment in August 2017.

As we have already paid an interim dividend of 75.00 yen per share, the full-year dividend will be 160.00 yen per share, which is an increase of 10.00 yen compared with the previous term.

1. Kind of the dividend property	Cash
2. Matters regarding allocation of the dividend property and its total amount	85.00 yen per one common share of the Company Total amount of dividend 91,779,241,555 yen
3. Effective date of the distribution of the dividend from surplus	March 30, 2018

[Reference] Changes in the amount of dividends (Yen)

6

Item No.2: Election of Seven Directors

The terms of office of all of the seven Directors will expire at the end of this Meeting. Accordingly, we propose the election of seven Directors.

The Company has a basic policy that the focus of the organizational structure of the Board of Directors is on the Directors that oversee company-wide business strategies or execution and the Directors that oversee multiple business fields or headquarters functions, while two or more Independent Outside Directors are appointed in order to secure sound management.

The candidates for Directors, based on this basic policy, are as follows:

Candidate No.	Name	Current Position, Business in Charge, etc. at the Company	Board of Directors Meeting Attendance
1	Fujio Mitarai	Chairman & CEO	100% (9/9)
2	Masaya Maeda	President & COO	100% (9/9)
3	Toshizo Tanaka	Executive Vice President & CFO	100% (9/9)
4	Toshio Homma	Executive Vice President & In charge of Office Business	100% (6/6)
5	Shigeyuki Matsumoto	Executive Vice President & CTO	100% (9/9)
6	Kunitaro Saida	Director (Outside Director and Independent Director)	100% (9/9)
7	Haruhiko Kato	Director (Outside Director and Independent Director)	88% (8/9)

Note: The attendance figures above constitute attendance of the Board of Directors meetings by the respective candidates for Directors during the 117th business term.

7

Brief personal record, position, business in charge and important concurrent posts
Fujio Mitarai

As of

Apr.  1961:  Entered the Company

Mar.  1981:  Director

Mar.  1985:  Managing Director

Mar.  1989:  Senior Managing & Representative Director

Mar.  1993:  Executive Vice President & Representative Director

Sep.  1995:  President & CEO

Mar.  2006:  Chairman, President & CEO

May 2006:  Chairman & CEO (daihyō torishimariyaku kaichō)

Mar.  2012:  Chairman & CEO (daihyō torishimariyaku kaichō ken shachō)

Mar.  2016:  Chairman & CEO (daihyō torishimariyaku kaichō) (present)

[Important concurrent posts]

●Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings

Date of birth Sep. 23, 1935
Number of the Company’s shares held
126,923 shares

[Reasons for being selected as a candidate]

Mr.Fujio Mitarai has supervised the Company’s management as a CEO over the course of many years and has accomplished many things, such as significantly increasing profitability through management reform including production reform, and building a foundation for the transformation of the Company’s business structure for new areas where growth is expected. The Company has selected him as a candidate for Director upon determining that his wealth of expertise and ability related to management, gained from being chairman of Keidanren (“Japan Business Federation”), and holding many important positions in other organizations, are vital to the Company’s management.

Brief personal record, position, business in charge and important concurrent posts
Masaya Maeda

As of

Apr.  1975:  Entered the Company

Mar.  2007:  Director

Apr.  2007:  Chief Executive of Image Communication  Products Operations

Mar.  2010:  Managing Director

Mar.  2014:  Senior Managing Director

Mar.  2016:  President & COO (present)

Date of birth Oct. 17, 1952
Number of the Company’s shares held
15,200 shares

[Reasons for being selected as a candidate]

Mr. Masaya Maeda has engaged in camera development for many years, and has continually driven the commercialization of digital cameras, boosting their market share to the No. 1 position in the world after late entry to the market. In addition, he accomplished great things in boosting the profitability of the camera business through the enhancement, automation, etc., of production engineering technology and has currently been working on measures centered on the strengthening of existing businesses as a COO. The Company has selected him as a candidate for Director upon determining that his experience and ability for innovation are vital to the Company’s management.

Brief personal record, position, business in charge and important concurrent posts
Toshizo Tanaka

As of

Apr.  1964:  Entered the Company

Mar.  1995:  Director

Mar.  1997:  Managing Director

Mar.  2001:  Senior Managing Director

Mar.  2007:  Executive Vice President & Director

Mar.  2008:  Executive Vice President & CFO (present)

Apr.  2011:  Group Executive of Finance & Accounting Headquarters

Mar.  2014:  Group Executive of Human Resources  Management & Organization Headquarters (present)

Apr.  2017:  Group Executive of Facilities Management Headquarters (present)

Date of birth Oct. 8, 1940
Number of the Company’s shares held
22,810 shares

[Reasons for being selected as a candidate]

Mr. Toshizo Tanaka has contributed greatly to building the Company’s strong financial position while working for many years as CFO. The Company has selected him as a candidate for Director upon determining that his extensive expertise, insight, and wide range of experience, gained from managing overall corporate administration, such as public affairs and human resources, are vital to the Company’s management.

Brief personal record, position, business in charge and important concurrent posts
Toshio Homma

As of

Apr.  1972:  Entered the Company

Jan. 1995:  Senior General Manager of Copying Machine Development Center

Mar.  2003:  Director

Apr. 2003:  Group Executive of Business Promotion Headquarters

Jan. 2007:  Chief Executive of L Printer Products Operations

Mar.  2008:  Managing Director

Mar.  2012:  Senior Managing Director

                  Group Executive of Procurement Headquarters

Mar.  2016:  Executive Vice President

Apr. 2016:  Chief Executive of Office Imaging Products Operations (present)

Mar.  2017:  Executive Vice President & In charge of Office Business (present)

Date of birth Mar. 10, 1949
Number of the Company’s shares held 51,452 shares

[Reasons for being selected as a candidate]

Mr. Toshio Homma accomplished great things in the commercialization of large-format printing systems after being engaged in the development and commercialization of copying machines over the course of many years. Also, he led procurement reform, contributed to creating a structure to support reducing the cost-of-sales ratio, and is currently in charge of and managing the overall printing business including commercial printing as Executive Vice President. The Company has selected him as a candidate for Director upon determining that his broad knowledge and experience are vital to the Company’s management.

Brief personal record, position, business in charge and important concurrent posts
Shigeyuki Matsumoto Date of birth Nov. 15, 1950 Number of the Company’s shares held 29,652 shares	As of
Apr. 1977: Entered the Company
Jan. 2002: Group Executive of Device Technology Development Headquarters
Mar. 2004: Director
Mar. 2007: Managing Director
Mar. 2011: Senior Managing Director
Mar. 2015: Group Executive of Corporate R&D
Jul. 2015: Group Executive of R&D Headquarters (present)
Mar. 2016: Senior Managing Director & CTO
Mar. 2017: Executive Vice President & CTO (present)

[Reasons for being selected as a candidate]

Mr. Shigeyuki Matsumoto has engaged in semiconductor device development over many years, and has contributed greatly to the development and volume production of CMOS sensors used in digital cameras, etc. He also serves as the head of the division that oversees the development of the Company’s core technologies, and the Company has selected him as a candidate for Director upon determining that, his ability that can manage development from a commercialization perspective is vital to the Company’s management.

Brief personal record, position, business in charge and important concurrent posts
Kunitaro Saida Date of birth May 4, 1943 Number of the Company’s shares held 4,200 shares	As of
Apr. 1969: Appointed as Public Prosecutor
Feb. 2003: Superintending Prosecutor of Takamatsu High Public Prosecutors Office
Jun. 2004: Superintending Prosecutor of Hiroshima High Public Prosecutors Office
Aug. 2005: Superintending Prosecutor of Osaka High Public Prosecutors Office
May 2006: Retired from Superintending Prosecutor of Osaka High Public Prosecutors Office Qualified for attorney (present)
Jun. 2007: Audit & Supervisory Board Member of NICHIREI CORPORATION (present)
Jun. 2008: Director of Sumitomo Osaka Cement Co., Ltd. (present)
Jun. 2010: Director of HEIWA REAL ESTATE CO., LTD. (present)
Mar. 2014: Director (present)
[Important concurrent posts] ●Attorney ●Audit & Supervisory Board Member of NICHIREI CORPORATION ●Director of Sumitomo Osaka Cement Co., Ltd. ●Director of HEIWA REAL ESTATE CO., LTD.

[Reasons for being selected as a candidate]

The Company has selected Mr. Kunitaro Saida as a candidate for Outside Director so that the Company’s management may utilize his high-level expertise and wealth of experience gained from his distinguished career as Superintending Prosecutor of High Public Prosecutors Offices (in Takamatsu, Hiroshima and Osaka) and later as an attorney in corporate legal affairs, as well as serving as an Outside Director and an Outside Audit & Supervisory Board Member for other companies.

Brief personal record, position, business in charge and important concurrent posts
Haruhiko Kato Date of birth Jul. 21, 1952 Number of the Company’s shares held 0 shares

As of

Apr.  1975:  Entered Ministry of Finance

Jul.   2007:  Director-General of Tax Bureau, Ministry of Finance

Jul.   2009:  Commissioner of National Tax Agency

Jul.   2010:  Retired from Commissioner of National Tax Agency

Jan.  2011:   Senior Managing Director of Japan Securities Depository Center, Incorporated

Jun.  2011:  President and Chief Executive Officer (daihyō torishimariyaku shachō) of Japan Securities Depository Center, Incorporated

Jun. 2013:  Director of Toyota Motor Corporation (present)

Mar.  2014:  Director (present)

Jul.    2015:  President and Chief Executive Officer (daihyō shikkōyaku shachō ) of Japan Securities Depository Center, Incorporated (present)

[Important concurrent posts]

● President and Chief Executive Officer of Japan Securities Depository Center, Incorporated

● Director of Toyota Motor Corporation

[Reasons for being selected as a candidate]

Mr. Haruhiko Kato has, over many years, had a distinguished career in fiscal operations of the national government as Director-General of Tax Bureau in the Ministry of Finance, and Commissioner of National Tax Agency. The Company has selected him as a candidate for Outside Director so that the Company’s management may utilize his high-level expertise and wealth of experience gained from his managerial experience as President of Japan Securities Depository Center, Incorporated.

Notes:	1.	None of the candidates for the Directors have any special interest in the Company.
	2.	Mr. Kunitaro Saida and Mr. Haruhiko Kato are candidates for Outside Directors defined by Item 7, Paragraph 3, Article 2 of the Enforcement Regulations of the Corporation Law.
	3.

Although Mr. Kunitaro Saida does not have the experience of being involved in the management of a company other than in a position of an outside director or outside audit & supervisory board member, the Company judges that he will appropriately perform his duties as Outside Director due to his corporate legal affairs experience as an attorney.

	4.	Mr. Kunitaro Saida and Mr. Haruhiko Kato will have served as Outside Directors of the Company for four years as of the end of this Meeting.
	5.

The Company has entered into a contract with Mr. Kunitaro Saida and Mr. Haruhiko Kato limiting the amount of their damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law to the limit prescribed by laws and regulations. Should they be elected, the Company will continue the aforementioned contract with them.

	6.

The Company has notified Mr. Kunitaro Saida and Mr. Haruhiko Kato as independent directors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange. Should they be elected, the Company will continue to make both of them independent directors. Although the Company has compensated them for their advisory services, the remuneration has not been substantial given that it has amounted to no more than 12 million yen annually, and their contracts in that regard have already expired. Accordingly, the Company judges that their independence is not affected by the aforesaid circumstances.

Additional Note for English Translation:
	Mr. Fujio Mitarai, Mr. Masaya Maeda, Mr. Toshizo Tanaka, Mr. Toshio Homma and Mr. Shigeyuki Matsumoto are Representative Directors.

Item No.3: Election of Two Audit & Supervisory Board Members

The terms of office of Audit & Supervisory Board Members Mr. Makoto Araki and Mr. Kuniyoshi Kitamura will expire at the end of this Meeting. Accordingly, we propose the election of two Audit & Supervisory Board Members.

The Company has a basic policy to have Audit & Supervisory Board Members that are familiar with the Company’s businesses or its management structure, or that have extensive knowledge in specialized areas such as law, finance and accounting. The candidates for Audit & Supervisory Board Members, based on this basic policy, are as follows:

Prior to our proposal of this item, we have already obtained the consent of the Audit & Supervisory Board.

11

Brief personal record, position and important concurrent posts
Masaaki Nakamura Date of birth Jul. 28, 1957 Number of the Company’s shares held 2,179 shares

As of

Apr.  1980:  Entered the Company

Jan. 2013:  Deputy Group Executive of Facilities Management Headquarters

Mar.  2014:  Deputy Group Executive of Human Resources Management & Organization Headquarters

Apr.  2014:  Executive Officer

Mar.  2015:  Director

Mar.  2016:  Managing Executive Officer (present)

Apr. 2016:  Group Executive of Facilities Management Headquarters

Feb.  2017:  Group Executive of Public Affairs Headquarters (present)

[Reasons for being selected as a candidate]

Mr. Masaaki Nakamura has, over many years, been in charge of human resources and general affairs at the Company as well as at Group companies both inside and outside of Japan, and has extensive knowledge regarding overall administrative work of the Company’s headquarters having acted as a manager in charge of facilities management and public affairs operations. The Company has selected him as a candidate for Audit & Supervisory Board Member so that the Company’s management may utilize such knowledge in improving the appropriateness of audits.

Brief personal record, position and important concurrent posts
Koichi Kashimoto Date of birth Jul. 2, 1961 Number of the Company’s shares held 300 shares

As of

Apr.  1984:   Entered The Dai-ichi Mutual Life Insurance Company

Apr.  1997:   Manager of Government Relations Dept. of The Dai-ichi Mutual Life Insurance Company

Apr.  2005:   General Manager of Corporate Administration Center of The Dai-ichi Mutual Life Insurance Company

Apr.  2009:   Managing Director of Dai-ichi Life International (Europe) Limited

Apr.  2012:   General Manager of Secretarial Dept. of The Dai-ichi Life Insurance Company, Limited

Apr.  2016:   Senior General Manager of Secretarial Dept. (in charge of Secretarial Dept. and General Affairs Dept.), and Senior General Manager of Group General Affairs Unit of The Dai-ichi Life Insurance Company, Limited

Oct.  2016:   Senior General Manager of Secretarial Dept. (in charge of Secretarial Dept. and General Affairs Dept.) of The Dai-ichi Life Insurance Company, Limited and Senior General Manager and Chief of General Affairs Unit of Dai-ichi Life Holdings, Inc. (present)

[Reasons for being selected as a candidate]

Mr. Koichi Kashimoto has, over many years, been involved in business management of a major life insurance company, has served as a supervisor of general affairs including legal affairs, and furthermore has extensive international experience. The Company has selected him as a candidate for Outside Audit & Supervisory Board Member given expectations that he will utilize such knowledge and experience in performing audits encompassing the entire Group, including its overseas operations.

Notes:	1.	None of the candidates for the Audit & Supervisory Board Members have any special interest in the Company.
	2.	Mr. Koichi Kashimoto is a candidate for Outside Audit & Supervisory Board Member defined by Item 8, Paragraph 3, Article 2 of the Enforcement Regulations of the Corporation Law.
	3.

Although Mr. Koichi Kashimoto does not have the experience of being directly involved in the management of a company, the Company judges that he will appropriately perform his duties as Outside Audit & Supervisory Board Member with respect to utilizing the experience and knowledge he has gained in having served as a supervisor and manager in charge of general affairs including legal affairs at a major company, as previously noted.

	4.

Should Mr. Koichi Kashimoto be elected to the position of Audit & Supervisory Board Member, the Company will enter into a contract with Mr. Koichi Kashimoto limiting the amount of his damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law to the limit prescribed by laws and regulations.

	5.

Should Mr. Koichi Kashimoto be elected to the position of Audit & Supervisory Board Member, the Company will notify him as an independent audit & supervisory board member to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange. Moreover, The Dai-ichi Life Insurance Company, Limited, to which he belongs, is a shareholder of the Company, and its shareholding ratio is approximately 3.1% (the shareholding ratio is calculated by deducting the number of treasury shares from total shares issued). In addition, although there are transactions based on insurance contracts between the aforesaid company and the Company, the annual gross amount of these transactions is less than 1% of either the Company’s or the aforesaid company’s annual net sales. Therefore, the Company judges that his independence is not affected by the aforesaid circumstances.

[Reference]

“Independence Standards for Independent Directors/Audit and Supervisory Board Members” of the Company.

The Company has established the “Independence Standards for Independent Directors/Audit and Supervisory Board Members” resolved by the Board of Directors with the consent of all Audit and Supervisory Board Members, in order to clarify the standards for ensuring independence of Independent Directors/Audit and Supervisory Board Members of the Company, taking into consideration Japan’s Corporate Governance Code (Principle 4.9) and the independence criteria set by securities exchanges in Japan.

Independence Standards for

Independent Directors/Audit and Supervisory Board Members

Canon Inc. deems that a person who satisfies the requirements for Outside Directors/Audit and Supervisory Board Members prescribed by the Corporation Law of Japan, and meets the independence criteria set by securities exchanges in Japan, and does not fall into any of the items below, is an “Independent Director/Audit and Supervisory Board Member” (a person who is independent from the management of Canon Inc. and unlikely to have conflicts of interest with general shareholders).

1.

A person/organization for which Canon Group (Canon Inc. and its subsidiaries; hereinafter the same) is a major client, or a major client of Canon Group, or an executing person of such organization or client

2.	A major lender to Canon Group, or an executing person of such lender
3.	A large shareholder of Canon Inc., or an executing person of such shareholder
4.	A person/organization receiving large amounts of contributions from Canon Group, or an executing person of such organization
5.

A consultant, accounting professional or legal professional who has received a large amount of money or other properties from Canon Group, other than as compensation for being a director/Audit and Supervisory Board Member (if the recipient is a corporation, partnership or any other organization, this item applies to any person belonging to said organization.)

6.

A certified public accountant belonging to the audit firm engaged to conduct the statutory audit of Canon Group (including any such accountant to whom this item has applied in the last 3 business years)

7.	An executing person of another company in cases where an executing person of Canon Group is an outside director/Audit and Supervisory Board Member of such other company
8.

An immediate family member (spouse and a relative within the second degree of kinship) of any of the persons listed in each of items 1 to 7; provided, however that the persons to whom this is applicable shall be limited to key executing persons such as directors, executive officers of companies and partners of advisory firms

(Notes)

*

In item 1, “major” means in cases where the total amount (for any business year during the last 3 business years) of transactions between Canon Group and such client exceeds 1% of the consolidated sales of Canon Group or such client.

*	In item 2, “major” means in cases where the debt outstanding exceeds 1% of the consolidated total assets of Canon Inc. for any business year during the last 3 business years.
*	In item 3, “a large shareholder” means a shareholder who directly or indirectly holds 5% or more of the total voting rights of Canon Inc.
*

In item 4, “a large amount” means in cases where the total amount of contributions exceeds JPY 12 million (in cases where the recipient is an individual) or 1% of the annual gross income of such recipient (in cases where the recipient is an organization), for any business year during the last 3 business years of Canon Inc.

*

In items 1 to 4 and 7, an “executing person” means an executive director, executive officer and employee including manager (in items 1 to 4, including a person to whom this item has applied in any business year during the last 3 business years).

*

In item 5, “a large amount” means in cases where the total amount of money or other properties received by said consultant, etc., exceeds JPY 12 million (in cases where the recipient is a person) or 1% of the annual gross sales of such consultant, etc. (in cases where the recipient is an organization), for any business year during the last 3 business years of Canon Inc.

13

Item No.4: Grant of Bonus to Directors

It is proposed that bonus be granted to the five Directors excluding Outside Directors as of the end of this term, in appreciation of their services during this business term, which totals 111,500,000 yen considering the business results for this business term and the members to be granted, etc.

Item No.5: Revision of Remuneration, etc. for Directors

It was approved at the Company’s Ordinary General Meeting of Shareholders for the 112th Business Term held on March 28, 2013, that the amount of remuneration for Directors of the Company shall be a yearly amount of 1.8 billion yen or less, and this amount currently remains up until today. The Company seeks approval with respect to introducing a stock-type compensation stock option plan within that range, as follows, and also seeks approval for setting the amount of remuneration for Directors in that regard.

There are presently seven Directors (of which two are Outside Directors), and if Item No. 2 is approved the number of Directors will remain seven (of which two will be Outside Directors).

The Company will allot stock options to its Directors (excluding Outside Directors), as the remuneration of Directors for the purpose of providing an incentive for Directors to further contribute to the improvement of medium- and long-term operating results and higher corporate value through sharing the benefits and risks of share price fluctuations with the Company’s shareholders.

The stock options are “the stock-type compensation stock options,” which entitle individual Directors to acquire shares upon exercise of the stock acquisition rights at an exercise price of one yen per share. The remuneration (the “Remuneration”), the amount of which shall be equal to the price to be paid in exchange for stock acquisition rights (the “Allotment Price”), which shall be determined based on the fair value thereof, will be paid by the Company to each Director, and the obligation of each Director to pay the Allotment Price shall be offset by the rights of such Director to receive the Remuneration. Accordingly, we propose to set the rights to receive the Remuneration at a yearly amount of 0.3 billion yen or less as part of the aforementioned remuneration amount, taking into consideration roles assumed by a Director in the Company, the notion of striking a balance with his or her monetary remuneration, and other such factors. The Company has established the “Nomination and Remuneration Advisory Committee,” a non-statutory committee which consists of the CEO, two Independent Outside Directors and one Independent Outside Audit & Supervisory Board Member. The Committee examined the rationale of the remuneration system, including the stock options, and reported to the Board of Directors that they considered the remuneration system reasonable, at the meeting of the Board of Directors held in January 2018.

Details of the Stock Acquisition Rights as the Stock-Type Compensation Stock Options

(1) Class and number of shares to be acquired upon exercise of stock acquisition rights

The class of shares to be acquired upon exercise of the stock acquisition rights shall be shares of common stock of the Company, and the number of shares to be acquired upon exercise of each stock acquisition right (the “Number of Shares Acquired”) shall be 100 shares; provided, however, that in the case that the Company conducts a share split (including an allotment without consideration (musho-wariate) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of the resolution adopting this item (the “Resolution Date”), the Number of Shares Acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

Number of Shares		Number of Shares		Ratio of Share Split
Acquired after	=	Acquired before	X	or
Adjustment		Adjustment		Share Consolidation

In addition to the above, in any event that makes it necessary to adjust the Number of Shares Acquired, including a merger and company split, on and after the Resolution Date, the Company may make appropriate adjustment to the Number of Shares Acquired within a reasonable range.

With respect to the stock acquisition rights that the Board of Directors resolved in order to issue such stock acquisition rights on or after the effective date of a change in the number of shares constituting one unit, the Company may make reasonable adjustment to the Number of Shares Acquired in accordance with the ratio of such change in the number of shares constituting one unit, and the Company may make reasonable adjustment to the maximum number of stock acquisition rights in accordance with the ratio of such adjustment, in the event that the Company is to make a change in the number of shares constituting one unit of shares of common stock of the Company on or after the Resolution Date (excluding such changes made in connection with a share split or share consolidation, and; the same shall apply to all references to a change in the number of shares constituting one unit hereinafter).

(2) Maximum number of stock acquisition rights

The maximum number of stock acquisition rights to be allotted to all Directors (excluding Outside Directors) within one year from the date of the Ordinary General Meeting of Shareholders for each fiscal year is 500.

(3) Allotment Price

The Allotment Price for each stock acquisition right shall be determined by the Board of Directors based on the fair value of a stock acquisition right at the time of its allotment as calculated through a fair calculation method, such as the Black-Scholes model.

15

(4) The value of assets to be contributed upon exercise of each stock acquisition right

The value of assets to be contributed upon exercise of each stock acquisition right shall be one yen per share to be acquired upon exercise of each stock acquisition right, multiplied by the Number of Shares Acquired.

(5) Exercise period of stock acquisition rights

The exercise period of stock acquisition rights shall be determined by the Board of Directors, but shall not exceed 30 years from the day immediately following the allotment date of stock acquisition rights.

(6) Restrictions on acquisition of stock acquisition rights by transfer

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is expressly approved by a resolution of the Board of Directors.

(7) Conditions for exercise of stock acquisition rights

Any conditions for the exercise of stock acquisition rights shall be determined by a resolution of the Board of Directors. Such conditions include the condition that (i) those to whom stock acquisition rights are allotted (the “Holder(s)”) shall, unless otherwise resolved by the Board of Directors, be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, (ii) in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

(8) Others

Other matters in connection with stock acquisition rights shall be determined by a resolution of the Board of Directors.

(Reference)

In addition to the said allotments to Directors, the Company intends to allot to the Executive Officers such number of stock acquisition rights as the Board of Directors of the Company determines as stock-type compensation stock options after the conclusion of this Meeting. The details of such stock acquisition rights are the same as in (1) through (8) (excluding (2)) above.

(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law)

BUSINESS REPORT (From January 1, 2017 to December 31, 2017)

1. Current Conditions of the Canon Group

(1) Business Progress and Results

General Business Conditions

The world economy during the 117th Business Term (from January 1, 2017 to December 31, 2017) can be summarized as follows: The U.S. economy generally trended upward although it was temporarily under pressure due to the effect of major hurricanes. In Europe, the economies of major EU countries such as Germany were firm and the UK economy was stable. In China, the effect of fiscal stimulus and healthy personal consumption put an end to economic slowdown. Meanwhile, emerging countries, such as ASEAN member states and India saw high economic growth. The Japanese economy continued to recover at a moderate pace and many companies showed improvement in corporate earnings. The Japanese stock market also recovered significantly. As for exchange rates, the yen was somewhat stronger as compared with the previous term during the first quarter, but generally softened in and after the second quarter.

In such a business environment, under Phase V (2016 - 2020) of our “Excellent Global Corporation Plan,” the Canon Group strived to improve profitability by thoroughly reinforcing existing businesses. At the same time, we endeavored to strengthen and expand such new business areas as commercial printing, network cameras, healthcare and industrial equipment as part of our efforts to transform the business structure into areas in which further market growth is expected.

Four New Businesses
Commercial Printing	Network Cameras

High-speed continuous feed printers used by printing companies	Network cameras are used in various locations

17

Turning to the overview of each business unit, in the Office Business Unit, sales of office multifunction devices (MFDs), particularly color devices, were firm. Sales of laser printers also increased due to the expansion of the Chinese market and the enhancement of the product line-up. In the Imaging System Business Unit, unit sales of interchangeable lens digital cameras decreased slightly while those of compact digital cameras were flat from the previous term. However, overall camera sales revenue increased as sales of high value-added products increased. Sales of inkjet printers stayed flat from the previous term as the market stopped shrinking. In the Medical System Business Unit, on the back of medical equipment renewal demand in developed countries and growing medical needs in emerging countries, sales of computed tomography (CT) systems and diagnostic ultrasound systems were firm. The Industry and Others Business Unit achieved a significant increase in sales of FPD lithography equipment and Organic LED (OLED) panel manufacturing equipment supported by demand expansion on the back of aggressive capital investment by panel manufacturers. Sales of network cameras were firm, with increasingly diverse areas of their application such as marketing support, in addition to demand arising from increased awareness of the importance of crime prevention.

As a result of the above, consolidated net sales for this term was 4,080.0 billion yen (up 19.9% from the previous term). Consolidated income before income taxes was 353.9 billion yen (up 44.6% from the previous term) despite increases in operating expenses mainly as a result of impairment of goodwill on reflection of changes in the market environment in the Office Business Unit’s commercial printing business. Consolidated net income attributable to Canon Inc. was 241.9 billion yen (up 60.6% from the previous term).

Notes:	1.

In previous business reports, details regarding non-consolidated sales and profits were provided alongside consolidated earnings results. However, we recognize that recently it is more common to focus on consolidated information and, accordingly, non-consolidated information will no longer be provided, starting with this Business Report.

2.

As of January 4, 2018, the corporate names of Toshiba Medical Systems Corporation, Toshiba Medical Finance Co., Ltd., and Toshiba America Medical Systems, Inc. were changed to Canon Medical Systems Corporation, Canon Medical Finance Co., Ltd. and Canon Medical Systems USA, Inc., respectively.

Healthcare	Industrial Equipment

CT systems provide an essential function at medical facilities	Production continues to expand for Organic LED (OLED) panel manufacturing equipment

Highlights of Results

•

In this term, the world economy as a whole stayed on a path of moderate recovery. In such an environment, each business unit achieved an increase in sales, led by industrial equipment, and with the additional contribution by the consolidation of Toshiba Medical Systems Corporation (TMSC), consolidated net sales increased by 19.9% compared with the previous term.

•

While working to expand the sales of high value-added products, we made group-wide efforts to reduce costs to strengthen profitability. As a result, consolidated net income attributable to Canon Inc. increased by 60.6% from the previous term.

Notes:	1.	Some business that had been disclosed as being included in the Industry and Others Business Unit in previous business reports are presented in the Medical System Business Unit in this Business Report.
	2.	The totals do not amount to 100% because the consolidated sales of each business unit include the sales relating to intersegment transactions.

19

Business Conditions by Operations

Office Business Unit

In the office MFDs area, sales of monochrome machines were sluggish as the market matures further. On the other hand, as a result of the introduction of an enhanced line-up of new generation machines whose operability and productivity have increased drastically and sales promotion activities based on it, sales of color machines, particularly those of the imageRUNNER ADVANCE C5500 series, the medium- to high-speed A3 color machines suitable for customers with a large print volume, and the imageRUNNER ADVANCE C3500 series, newly introduced machines targeted at small offices, were strong.

Although unit sales of digital production printing systems such as the imagePRESS C10000VP series decreased, sales of the Océ VarioPrint i300, high-speed sheet-fed inkjet press handled by Océ, were firm.

Overall sales of laser multifunction printers (MFPs) and laser printers increased due to, among others, strong sales performance of high-end machines, increasing demand in China and growth in demand for consumables, although unit sales of lower-priced printers decreased slightly.

As a result of the above, on a consolidated basis, sales for this business unit increased by 3.2% to 1,865.9 billion yen in comparison to the previous term.

Imaging System Business Unit

In the interchangeable lens digital camera market, the pace of market contraction slowed compared with the previous term. We maintained the top market share position in Japan, the U.S. and Europe as sales of advanced amateur models such as EOS 6D Mark II were firm. As for compact-system cameras, sales of, among others, an advanced amateur model, the EOS M6, and an entry-level model, the EOS M100, were strong.

As for digital compact cameras, despite continued market contraction, we maintained the same level of unit sales as the previous term, promoting the enhancement of our line-up of high value-added products.

As for broadcast equipment, demand for models suitable for live sports broadcasting and demand in emerging countries for HDTV lenses continued to be firm.

Unit sales of inkjet printers increased amid market shrinkage in developed countries mainly due to strong sales of models with large-capacity ink tanks in emerging countries.

As for large-format inkjet printers, sales of the imagePROGRAF PRO series for use in the fields of professional photography and graphic art were strong.

As a result of the above, on a consolidated basis, sales for this business unit increased by 3.7% to 1,136.2 billion yen in comparison to the previous term.

21

Medical System Business Unit

This term is the first year in which the sales of TMSC, which joined the Canon Group in December 2016, are included in consolidated sales of the Canon Group on a full-year basis.

As for diagnostic X-ray systems, computed tomography (CT) systems, diagnostic ultrasound systems, and magnetic resonance imaging (MRI) systems handled by TMSC, the Japanese market shrank slightly as the business environment became increasingly challenging for medical institutions, while medical equipment replacement demand grew in the U.S., and in Europe, we started to see some signs of recovery. The Chinese market continued to grow steadily although the momentum has somewhat slowed.

Under such conditions, the Aplio i series, which is a diagnostic ultrasound system that delivers high-resolution images, received favorable responses in all the markets in which it was introduced. In addition, as for CT systems, in which we maintain the top share in the Japanese market, the Aquilion Precision was launched in the Japanese market and made a good start. The Aquilion Precision is the world’s first Ultra-High Resolution CT systems whose drastically improved spatial resolution makes it possible to obtain detailed biometric information that had previously been undetectable.

As a result of the above, on a consolidated basis, sales for this business unit were 436.2 billion yen.

22

Industry and Others Business Unit

Unit sales of semiconductor lithography equipment increased on the back of growing demand for memory used in mobile devices and increasingly diverse forms of semiconductor devices due to the spread of IoT. In particular, sales of the FPA-5550iZ2, which was launched in the previous term, and the long-selling FPA-6300ES6a were strong.

As for FPD lithography equipment, unit sales of lithography equipment for small- to mid-sized panels such as the MPAsp-E813 significantly increased. Sales of OLED panel manufacturing equipment of Canon Tokki also increased significantly and continued to be supported by strong orders received from customers. All these results are driven by aggressive capital investment by panel manufacturers on the back of increasing demand for OLED panels used in mobile devices.

The network cameras have seen increasingly diverse areas of their application such as marketing support in commercial facilities and productivity improvement in manufacturing sites, in addition to increasing demand on the back of increased awareness of the importance of crime prevention. By enhancing the product line-up and strengthening the sales capability to take advantage of these trends, we were able to increase sales of network cameras.

As a result of the above, on a consolidated basis, sales for this business unit increased by 25.2% to 731.7 billion yen in comparison to the previous term.

23

(2) Facilities Investment

The investment in facilities by the Canon Group during this term totaled 147.5 billion yen (47.9 billion yen by the Company), which are mainly as follows:

Main facilities completed during this term

Fukushima Canon Inc.:	Canon Components, Inc.:
New Production Base	New Administration and Development Building
(Imaging System Business Unit)	(Imaging System Business Unit)
Location: Fukushima-shi, Fukushima Pref., Japan	Location: Kodama-gun, Saitama Pref., Japan
Date of Completion: June, 2017	Date of Completion: September, 2017
*Leased to Fukushima Canon Inc. by the Company

Main facilities under construction for establishment / expansion as of the end of this term

Canon Inc.:	Miyazaki Canon Inc.:
New Training Building	New Production Base
(Headquarters Operations)	(Imaging System Business Unit)
Location: Ohta-ku, Tokyo, Japan	Location: Koyu-gun, Miyazaki Pref., Japan
*To be leased to Miyazaki Canon Inc. by the Company

(3) Acquisition of Shares of Other Companies

(i)

The Company made Toshiba Medical Finance Co., Ltd., which conducts a leasing business primarily for medical equipment, a subsidiary of the Company by acquiring 65% of its shares from TOSHIBA CORPORATION on March 29, 2017. The 35% portion of shares of Toshiba Medical Finance Co., Ltd shares comprising those not acquired by the Company are owned by TMSC. This acquisition was carried out as part of making TMSC a subsidiary of the Company. It serves to promote collaborative frameworks inside the Canon Group and further strengthen the marketing side of the medical equipment business.

(ii)

The Company made Miyazaki Daishin Canon Inc., which primarily manufactures interchangeable lens digital cameras, a wholly-owned subsidiary by a share exchange on June 1, 2017, and changed its corporate name to Miyazaki Canon Inc. This will promote further enhancement of the camera business by establishing a system that enables flexible and prompt decision making while promoting coordinated links between management resources.

(4) Business Challenges and Countermeasures

Although the business environment surrounding the Canon Group has continued to be challenging since the collapse of Lehman Brothers, the Canon Group has steadily pushed forward measures, building a foundation for new businesses expected to become major revenue sources for the next generation, while striving to improve its earnings results. Despite the growing concerns about geopolitical risks, the world economy is expected to continue achieving moderate growth in 2018.

The Canon Group recognizes the 118th Business Term as the year of accelerated progress toward the target “to achieve net sales of 5.0 trillion yen” under Phase V (2016 - 2020) of our “Excellent Global Corporation Plan” with our new business portfolio including the four new business areas (commercial printing, network cameras, healthcare, and industrial equipment), and will work to address the following key challenges under the theme of “Pursue total optimization and prioritize profits to complete our grand strategic transformation.” We will once again return to the slogans of “total optimization” and “focus on profit,” which we have upheld since 1996, and review everything from scratch based on them aiming to raise the level of our overall management one step higher.

24

1. Strengthen our capacity to research leading-edge technology

•	Strengthen research and analysis functions that contribute to the expansion of strategic initiatives that response to changing times and rapid and constant innovation.
•	Thoroughly enhance capacity to research not only global leading-edge technology, but also political, economic, industrial, social and other areas.

2. Strengthen our product development capability

•	Focus resources in areas that hold future promise, promoting even more strictly the selection and concentration of development themes.
•	Efficiently accelerate technological development through collaboration with external research organizations, and start-up enterprises.
•

Further improve our QCD (quality, cost, and delivery), promoting such initiatives as elimination of prototypes by improving simulation technology, optimal designs for robot assembly, and the sharing of product platforms.

•	Enhance software development capability and work to obtain the optimal balance between outsourcing and in-house production.

3. Thoroughly strengthen our manufacturing prowess

•	Accelerate reduction in the production cost ratio of new businesses.
•

Strongly promote the concept of “mother plant,” which encompasses establishing an advanced and efficient production system by integrating development, production engineering, and manufacturing, and disseminating this to mass-production factories.

•	Thoroughly pursue cost reduction, expanding the in-house production of production equipment and parts that are shared among various products in addition to key components.
•	Promote a globally optimized manufacturing system, building a real-time cost-monitoring system that assesses costs by country and region.
•	Eradicate waste in product development stage, having product development and quality organizations work in unison.

4. Thoroughly strengthen strategic procurement capabilities

•	Further strengthen and accelerate cooperation with worldwide suppliers in the global procurement network developed so far.
•	Promote in-house production of parts and materials and realize cost reduction by promoting standardization of parts and adoption of general-purpose components.

5. Reform sales organizations to correspond to market changes

•

Cultivate and reinforce global sales engineer teams essential for B2B businesses such as commercial printing and network cameras, and work to strengthen local service support systems with a focus on sales companies.

•	Carry out the optimization of sales channels to correspond to changes in product and market landscapes, such as adapting to e-commerce.

6. Establish a human resource management system that adapts to the changing times

•	Build a human resource development system, a personnel system that enables a wide range of career paths that are in step with changes in the business environment and times.

25

(5) Status of Assets and Earnings

	113th Business Term (Jan. 1, 2013-Dec. 31, 2013)	114th Business Term (Jan. 1, 2014-Dec. 31, 2014)	115th Business Term (Jan. 1, 2015-Dec. 31, 2015)	116th Business Term (Jan. 1, 2016-Dec. 31, 2016)	117th Business Term (Jan. 1, 2017-Dec. 31, 2017)
Net Sales (100 millions of yen)	37,314	37,273	38,003	34,015	40,800
Income before Income Taxes (100 millions of yen)	3,476	3,832	3,474	2,447	3,539
Net Income Attributable to Canon Inc. (100 millions of yen)	2,305	2,548	2,202	1,507	2,419
Basic Net Income Attributable to Canon Inc. Shareholders Per Share (yen)	200.78	229.03	201.65	137.95	222.88
Total Assets (100 millions of yen)	42,427	44,606	44,278	51,385	51,983
Total Canon Inc. Shareholders’ Equity (100 millions of yen)	29,103	29,782	29,664	27,831	28,706

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	Basic net income attributable to Canon Inc. shareholders per share is calculated based on the weighted average number of outstanding shares during the term.

(6) Main Activities

Canon Group is engaged in the development, manufacture and sales of the following products.

Operations	Main Products
Office Business Unit

Office Multifunction Devices (MFDs), Laser Multifunction Printers (MFPs), Laser Printers, Digital Production Printing Systems, High Speed Continuous Feed Printers, Wide-Format Printers, Document Solutions

Imaging System Business Unit

Interchangeable Lens Digital Cameras, Digital Compact Cameras, Digital Camcorders, Digital Cinema Cameras, Interchangeable Lenses, Compact Photo Printers, Inkjet Printers, Large Format Inkjet Printers, Commercial Photo Printers, Image Scanners, Multimedia Projectors, Broadcast Equipment, Calculators

Medical System Business Unit

Digital Radiography Systems, Diagnostic X-ray Systems, Computed Tomography (CT) Systems, Magnetic Resonance Imaging (MRI) Systems, Diagnostic Ultrasound Systems, Clinical Chemistry Analyzers, Ophthalmic Equipment

Industry and Others Business Unit

Semiconductor Lithography Equipment, FPD (Flat Panel Display) Lithography Equipment, Vacuum Thin-Film Deposition Equipment, Organic LED (OLED) Panel Manufacturing Equipment, Die Bonders, Micromotors, Network Cameras, Handy Terminals, Document Scanners

(7) Employees

Consolidated		(Breakdown by Operation)

Number of Employees		Office Business Unit	Imaging System Business Unit	Medical System Business Unit	Industry and Others Business Unit	Corporate
197,776 persons	(Increase of 103 persons from the previous term)
		103,380 persons	55,909 persons	10,851 persons	18,476 persons	9,160 persons

Non-Consolidated

Number of Employees
26,075 persons	(Decrease of 171 persons from the previous term)

26

(8) Major Lender

Lender	Funds Borrowed
Mizuho Bank, Ltd.	298.0 billion yen
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	192.0 billion yen

(9) Principal Subsidiaries

Subsidiaries

Company Name	Capital Stock	Ratio of Voting Rights of the Company (%)	Main Activities
Canon Marketing Japan Inc.	73,303 (millions of yen)	58.5	Domestic sale of business machines, cameras, etc.
Canon Electronics Inc.	4,969 (millions of yen)	55.3	Manufacture and sale of information related equipment and precision machinery units for cameras
Oita Canon Inc.	80 (millions of yen)	100.0	Manufacture of cameras
Canon U.S.A., Inc.	204,355 (thousands of U.S.$)	100.0	Sale of business machines, cameras, etc. in the Americas
Canon Europa N.V.	360,021 (thousands of Euro)	100.0	Sale of business machines, cameras, etc. in Europe
Canon Singapore Pte. Ltd.	7,000 (thousands of Singapore $)	100.0	Sale of business machines, cameras, etc. in Southeast Asia
Canon Vietnam Co., Ltd.	94,000 (thousands of U.S.$)	100.0	Manufacture of inkjet printers and laser printers
Toshiba Medical Systems Corporation	20,700 (millions of yen)	100.0	Development, manufacture, and sale of medical equipment
Toshiba America Medical Systems, Inc.	262,250 (thousands of U.S.$)	100.0	Sale of medical equipment in the Americas

Notes:	1.

The ratios of the Company’s voting rights in Canon Marketing Japan Inc., Canon Europa N.V., Toshiba Medical Systems Corporation, and Toshiba America Medical Systems, Inc. are calculated together with the number of voting rights held by subsidiaries of the Company.

2.

The status of the specified wholly-owned subsidiary as of the end of this term was as follows:

Name of specified wholly-owned subsidiary: Toshiba Medical Systems Corporation

Address of specified wholly-owned subsidiary: 1385 Shimoishigami, Otawara-shi, Tochigi Pref., JAPAN

Book value of shares of specified wholly-owned subsidiary at the Company and its wholly-owned subsidiaries: 665,498 million yen

Amount of total assets of the Company: 3,086,366 million yen

Consolidated Status

The number of consolidated subsidiaries was 376, and the number of affiliated companies accounted for by the equity method was 7 as of the end of this term.

27

(10) Canon Group Global Network

Major Domestic Bases
Canon Inc.	R&D, Manufacturing and Marketing	Manufacturing
Headquarters [Tokyo]	Canon Electronics Inc. [Saitama Pref.]	Oita Canon Inc. [Oita Pref.]
Kawasaki Office [Kanagawa Pref.]	Canon Finetech Nisca Inc. [Saitama Pref.]	Nagasaki Canon Inc. [Nagasaki Pref.]
Ayase Plant [Kanagawa Pref.]	Canon Precision Inc. [Aomori Pref.]	Canon Chemicals Inc. [Ibaraki Pref.]
Hiratsuka Plant [Kanagawa Pref.]	Canon Components, Inc. [Saitama Pref.]	Oita Canon Materials Inc. [Oita Pref.]
Oita Plant [Oita Pref.]	Canon ANELVA Corporation [Kanagawa Pref.]	Fukushima Canon Inc. [Fukushima Pref.]
Tamagawa Office [Kanagawa Pref.]	Canon Machinery Inc. [Shiga Pref.]	Nagahama Canon Inc. [Shiga Pref.]
Kosugi Office [Kanagawa Pref.] Toride Plant [Ibaraki Pref.] Fuji-Susono Research Park [Shizuoka Pref.] Yako Office [Kanagawa Pref.] Utsunomiya Office [Tochigi Pref.] Ami Plant [Ibaraki Pref.]	Canon Tokki Corporation [Niigata Pref.] Toshiba Medical Systems Corporation [Tochigi Pref.]	Miyazaki Canon Inc. [Miyazaki Pref.]
Marketing
Canon Marketing Japan Inc. [Tokyo]
Canon System & Support Inc. [Tokyo]
R&D
Canon IT Solutions Inc. [Tokyo]

Major Overseas Bases

Americas

Marketing

Canon U.S.A., Inc. [U.S.A.]

Canon Canada Inc. [Canada]

Canon Mexicana, S.de R.L. de C.V. [Mexico]

Canon do Brasil Indústria e Comércio Limitada [Brazil]

Canon Chile, S.A. [Chile]

Toshiba America Medical Systems, Inc. [U.S.A.]

Manufacturing

Canon Virginia, Inc. [U.S.A.]

R&D

Canon Nanotechnologies, Inc. [U.S.A.]

Europe, Middle East, Africa

Marketing

Canon Europa N.V. [Netherlands]

Canon Europe Ltd. [U.K.]

Canon (UK) Ltd. [U.K.]

Canon France S.A.S. [France]

Canon Deutschland GmbH [Germany]

Canon Ru LLC [Russia]

Canon Middle East FZ-LLC [U.A.E.]

Canon South Africa (Pty) Ltd. [South Africa]

Manufacturing

Canon Giessen GmbH [Germany]

Canon Bretagne S.A.S. [France]

R&D

Canon Research Centre France S.A.S. [France]

R&D, Manufacturing and Marketing

Océ Holding B.V. [Netherlands]

Axis AB [Sweden]

Asia, Oceania

Marketing

Canon (China) Co., Ltd. [China]

Canon Hongkong Co., Ltd. [Hong Kong]

Canon Korea Consumer Imaging Inc. [South Korea]

Canon Singapore Pte. Ltd. [Singapore]

Canon India Pvt. Ltd. [India]

Canon Australia Pty. Ltd. [Australia]

Manufacturing

Canon Dalian Business Machines, Inc. [China]

Canon Zhuhai, Inc. [China]

Canon Zhongshan Business Machines Co., Ltd. [China]

Canon (Suzhou) Inc. [China]

Canon Inc., Taiwan [Taiwan]

Canon Hi-Tech (Thailand) Ltd. [Thailand]

Canon Vietnam Co., Ltd. [Vietnam]

Canon Opto (Malaysia) Sdn.Bhd. [Malaysia]

R&D

Canon Information Systems Research Australia Pty. Ltd. [Australia]

28

2. Shares of the Company

Number of Shares Issuable	3,000,000,000 shares

Issued Shares, Capital Stock, Number of Shareholders

	As of the end of the Previous Term	Change during This Term	As of the end of This Term
Issued Shares (share)	1,333,763,464	0	1,333,763,464
Capital Stock (yen)	174,761,797,475	0	174,761,797,475
Number of Shareholders (person)	354,920	Decrease of 27,100	327,820

Shareholding Ratio by Category

Major Shareholders (Top ten shareholders)

Name of Shareholders	Number of Shares Held (thousands of shares)	Shareholding Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	77,949	7.2
Japan Trustee Services Bank, Ltd. (Trust Account)	57,046	5.3
The Dai-ichi Life Insurance Company, Limited	33,051	3.1
Barclays Securities Japan Limited	26,000	2.4
Mizuho Bank, Ltd.	22,558	2.1
State Street Bank West Client - Treaty 505234	22,122	2.0
Japan Trustee Services Bank, Ltd. (Trust Account 5)	20,528	1.9
Moxley and Co. LLC	19,648	1.8
Sompo Japan Nipponkoa Insurance Inc.	17,439	1.6
OBAYASHI CORPORATION	16,527	1.5

Notes:	1.	Shareholding ratio is calculated by deducting the number of treasury shares (254,007 thousand shares) from total shares issued.
	2.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement benefit trust.

	3.	With respect to Mizuho Bank, Ltd., in addition to the above, there are 9,057 thousand shares of the Company’s stock included in trust property relating to retirement benefit trust.

3. Share Options of the Company

No items to report.

29

4. Directors and Audit & Supervisory Board Members (1) Directors and Audit & Supervisory Board Members
Position	Name	Business in Charge or Important Concurrent Posts
Chairman	Fujio Mitarai	CEO Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings
President	Masaya Maeda	COO
Executive Vice President	Toshizo Tanaka	CFO Group Executive of Human Resources Management & Organization Headquarters, Group Executive of Facilities Management Headquarters
Executive Vice President	Toshio Homma*	In charge of Office Business Chief Executive of Office Imaging Products Operations
Executive Vice President	Shigeyuki Matsumoto	CTO Group Executive of R&D Headquarters
Director	Kunitaro Saida	Attorney, Audit & Supervisory Board Member of NICHIREI CORPORATION, Director of Sumitomo Osaka Cement Co., Ltd., Director of HEIWA REAL ESTATE CO., LTD.
Director	Haruhiko Kato	President and CEO of Japan Securities Depository Center, Incorporated, Director of Toyota Motor Corporation
Audit & Supervisory Board Member	Makoto Araki
Audit & Supervisory Board Member	Kazuto Ono
Audit & Supervisory Board Member	Tadashi Ohe	Attorney, Audit & Supervisory Board Member of Marui Group Co., Ltd., Director of Nissan Chemical Industries, Ltd.
Audit & Supervisory Board Member	Hiroshi Yoshida*	Certified Public Accountant
Audit & Supervisory Board Member	Kuniyoshi Kitamura

Notes:	1.	A Director and an Audit & Supervisory Board Member with “*” were newly elected at the Ordinary General Meeting of Shareholders for the 116th Business Term held on March 30, 2017, and assumed their office.
	2.	Audit & Supervisory Board Member Mr. Osami Yoshida has resigned at the end of the Ordinary General Meeting of Shareholders for the 116th Business Term held on March 30, 2017.
	3.	Directors Mr. Kunitaro Saida and Mr. Haruhiko Kato are Outside Directors defined by Item 15, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Directors as independent directors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.
	4.	Audit & Supervisory Board Members Mr. Tadashi Ohe, Mr. Hiroshi Yoshida and Mr. Kuniyoshi Kitamura are Outside Audit & Supervisory Board Members defined by Item 16, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Audit & Supervisory Board Members as independent auditors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.
	5.	Audit & Supervisory Board Member Mr. Hiroshi Yoshida is qualified as a Certified Public Accountant and has a wealth of expertise in finance and accounting.

Additional Note for English Translation: Mr. Fujio Mitarai, Mr. Masaya Maeda, Mr. Toshizo Tanaka, Mr.Toshio Homma and Mr. Shigeyuki Matsumoto are Representative Directors.

(2) Remuneration and Other Amounts to Directors and Audit & Supervisory Board Members

Category of Position	Number of Directors and Audit & Supervisory Board Members (persons)	Remuneration and Other Amounts by Classification (millions of yen)		Remuneration and Other Amounts (millions of yen)
		Basic Remuneration	Bonus
Directors	7	791	111	902
of which, Outside Directors	2	49	–	49
Audit & Supervisory Board Members	6	118	–	118
of which, Outside Audit & Supervisory Board Members	4	62	–	62

Notes:	1.	The above numbers of Audit & Supervisory Board Members include 1 Audit & Supervisory Board Member who has retired at the conclusion of the Ordinary General Meeting of Shareholders for the 116th Business Term held on March 30, 2017.
	2.	“Bonus” represents the accrued director’s bonuses for this term.

30

(3) Outside Directors and Outside Audit & Supervisory Board Members

Relation Between Important Organization of Concurrent Posts and the Company

Name	Concurrent Post	Organization of Concurrent Post	Relation with the Company
Kunitaro Saida	Outside Audit & Supervisory Board Member	NICHIREI CORPORATION	No special relation
	Outside Director	Sumitomo Osaka Cement Co., Ltd.	No special relation
	Outside Director	HEIWA REAL ESTATE CO., LTD.	No special relation
Haruhiko Kato	President and CEO	Japan Securities Depository Center, Incorporated	No special relation
	Outside Director	Toyota Motor Corporation	No special relation
Tadashi Ohe	Outside Audit & Supervisory Board Member	Marui Group Co., Ltd.	No special relation
	Outside Director	Nissan Chemical Industries, Ltd.	No special relation

Principal Activities

Name	Principal Activities
Kunitaro Saida, Outside Director	Attended all 9 of Board of Directors meetings held during this term, and provided input based on his experience and insight in the legal profession when necessary.
Haruhiko Kato, Outside Director	Attended 8 out of 9 Board of Directors meetings held during this term, and provided input based on his experience and insight in public finance, etc. when necessary.
Tadashi Ohe, Outside Audit & Supervisory Board Member

Attended all 9 of Board of Directors meetings and all 20 of Audit & Supervisory Board meetings held during this term, and provided input based on his experience and insight as a legal expert when necessary.

Hiroshi Yoshida, Outside Audit & Supervisory Board Member

Attended all 6 of Board of Directors meetings and all 16 of Audit & Supervisory Board meetings held during this term subsequent to his assumption of office in March 2017, and provided input based on his experience and insight as a Certified Public Accountant when necessary.

Kuniyoshi Kitamura, Outside Audit & Supervisory Board Member	Attended all 9 of Board of Directors meetings and all 20 of Audit & Supervisory Board meetings held during this term, and provided input based on his insight in business management when necessary.

Outline of Contracts for Limitation of Liability

Pursuant to the provision of Paragraph 1, Article 427 of the Corporation Law, the Company has entered into a contract with Outside Directors and Outside Audit & Supervisory Board Members which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Director’s or Audit & Supervisory Board Member’s duty. The amount of the limitation on the damage compensation liabilities under the said contract shall be the amount provided by laws or ordinances.

31

5. Accounting Auditor

(1) Name of Accounting Auditor

Ernst & Young ShinNihon LLC

(2) Remuneration and Other Amounts to Accounting Auditor for This Term

Amount
(i)	Remuneration and other amounts payable by the Company for the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act	626 million yen
(ii)	Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	1,160 million yen

Notes:	1.

In the audit agreement between the Company and the Accounting Auditor, remuneration amounts are determined on a lump-sum without breakdown into a separate remuneration amount for auditing in accordance with the Corporation Law and in accordance with the Financial Instruments and Exchange Law. Accordingly, the amounts shown in (i) above represent total amounts of remuneration and other amounts for both of these auditing services.

	2.	The Company pays remuneration to the Accounting Auditor for their advisory services in addition to the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act.
	3.

Among the Company’s principal subsidiaries, Canon U.S.A., Inc., Canon Singapore Pte. Ltd. and Toshiba America Medical Systems, Inc. are audited by Ernst & Young LLP, Canon Europa N.V. is audited by Ernst & Young Accountants LLP, and Canon Vietnam Co., Ltd. is audited by Ernst & Young Vietnam Limited.

	4.

Reason that the Audit & Supervisory Board reached an agreement regarding the remuneration to Accounting Auditor:

The Audit & Supervisory Board has received necessary documents and reports from the Directors, related internal divisions, and the Accounting Auditor, as well as performing monitoring in accordance with the Sarbanes-Oxley Act of 2002, Article 202, in addition to confirming the audit plan, status of the performed audit for the previous term, and that the estimated remuneration is appropriate for the term. As a result, the Audit & Supervisory Board reached an agreement regarding the remuneration to Accounting Auditor, upon judging it to be a rational level for maintaining and improving audit quality.

(3) Policy Regarding Decision to Either Dismiss or Not Reappoint Accounting Auditor

The Audit & Supervisory Board, by unanimous agreement, as needed, will dismiss the Accounting Auditor when confirmed that the Accounting Auditor falls under any Item of Paragraph 1, Article 340 of the Corporation Law.

In addition to the above, should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that the Accounting Auditor will be able to properly perform an audit, the Audit & Supervisory Board will decide the contents of the item to be proposed at a General Meeting of Shareholders regarding the dismissal or refusal of reappointment of the Accounting Auditor.

(4) Business Suspension Disposition to Which the Accounting Auditor Was Subject during Past Two Years

(i)	Subject of disposition
Ernst & Young ShinNihon LLC
(ii)	Contents of disposition
•	Suspension of accepting new engagements: three months
(From January 1, 2016 to March 31, 2016)
•	Business improvement order (improvement of the operation control structure)

(iii)	Reason for disposition
•

In regard to the audit of financial statements for TOSHIBA CORPORATION in the fiscal year ended March 31, 2010, the fiscal year ended March 31, 2012, and the fiscal year ended March 31, 2013, the above mentioned auditing firm’s certified public accountants, in negligence of due care, attested financial statements containing material false matters as those containing no material false matters.

•	The above mentioned auditing firm’s operation of the services was found to be grossly inappropriate.

32

6. Systems Necessary to Ensure the Properness of Operations

The content of the resolution of the Board of Directors regarding the systems necessary to ensure the properness of the Company’s operations (basic policy) as well as the outline of activities for the aforementioned systems, are as follows:

Basic Policy Regarding Systems Necessary to Ensure the Properness of Operations (the “Internal Control System”)

Content of Basic Policy Resolution

To ensure the properness of operations and to work for continuous improvement in corporate value, Canon Inc. (the “Company”) and the enterprises consisting of the Company and its subsidiaries (the “Canon Group”), shall foster a sound corporate culture based on the Spirit of “Three Selfs” (Self-motivation, Self-management, and Self-awareness) – guiding principles dating back to the founding of the Company. The Canon Group shall also work to foster a law-abiding awareness through the “Canon Group Code of Conduct.” Furthermore, the Canon Group shall firmly strive to ensure management transparency through clearly defined approval processes and authorities of the CEO and Chief/Group Executives of the Company as well as executive officers of each subsidiary of the Company.

1.	System for Compliance (Item 6, Paragraph 4, Article 362 of the Corporation Law, and Item 4, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution
(1).

The Board of Directors, in accordance with regulations prescribed by the Board of Directors (the “Regulations of the Board of Directors”), shall make decisions on important Canon Group managerial matters after careful deliberation. Additionally, the Board of Directors shall have representative directors, executive directors and executive officers (collectively the “Officers”) give reports regarding their execution of duties.

(2).

The Board of Directors shall thoroughly instill compliance awareness through training and other programs geared towards new employees, managers, and newly-appointed board members and executive officers, utilizing the “Canon Group Code of Conduct,” prescribed by the Board of Directors as a standard to be adhered to in the execution of duties.

(3).

As a part of the Company’s risk management system, the Company shall put in place business procedures/checking systems that prevent violation of laws and regulations and the Company’s articles of incorporation in the course of daily business. It shall also maintain a compliance education system.

(4).

The internal audit division of the Company, which has the authority to audit the execution of duties by Officers and employees, shall also conduct audits regarding the status of compliance with laws and regulations and the Company’s articles of incorporation.

(5).

If an act that violates laws and regulations, or the Company’s articles of incorporation is discovered in the Canon Group, employees have the ability to anonymously report such fact to any director or officer, including outside directors and outside Audit & Supervisory Board Members by means of a whistleblowing system. Additionally, the Company shall prohibit any disadvantageous treatment of any whistleblower.

Outline of Activities
(1).

During the current business term, 9 Board of Directors meetings were held. At these meetings, in addition to deliberating and deciding on important matters, the Board of Directors received reports from Officers in charge of major divisions concerning the execution of business.

(2).

In addition to implementing compliance training that follows the Canon Group Code of Conduct, the Company established “Compliance Week”, an event held once every six months to provide an opportunity for discussion on familiar risks of law-and-regulation violations by each respective workplace.

		(3).	The activity is described in (1), Outline of Activities, 2 below.
(4).

Supported by about 70 personnel, the internal audit division conducts audits of each division and subsidiary including in its scope of inquiry not only compliance but also the usefulness and efficiency of operations and matters concerning information security. The results of these audits are then reported to the CEO and the Audit & Supervisory Board, and when necessary, proposals for improvement are given.

(5).

The rules on use of the whistleblowing system, including the explicit prohibition of the disadvantageous treatment of whistleblowers, are disseminated via the intranets of the Company, along with information on the contact counter for reporting internal problems. In the current business term, there were no whistleblower reports relating to serious violations of laws and regulations, or the like.

33

2.	System for Risk Management (Item 2, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution
(1).

The Company established the Risk Management Committee in accordance with the “Regulations of Risk Management” prescribed by the Board of Directors. This Committee shall develop various measures with regard to improving the risk management system. These measures include the system for grasping any significant risks (violation of laws and regulations, inappropriate financial reporting, quality issues, work-related injuries, disasters etc.) that the Canon Group may face in the course of business. Additionally, in accordance with any action plan that is approved by the Board of Directors, this Committee shall evaluate the status of improvement and implementation of the risk management system and report its findings to the CEO and the Board of Directors.

(2).

The Company established the Corporate Strategy Committee in accordance with the “Regulations of the Corporate Strategy Committee” prescribed by the Board of Directors. Even if the authority to decide certain items is delegated from the Board of the Directors to the CEO, the Committee shall carefully deliberate those items in cases that are considered particularly important.

Outline of Activities
(1).

Established under the Risk Management Committee are the following three subcommittees: the Financial Risk Management Subcommittee, which is in charge of improving systems to ensure the reliability of financial reporting, the Compliance Subcommittee, which is in charge of improving systems to ensure compliance of corporate ethics and major laws and regulations, and the Business Risk Management Subcommittee, which is in charge of improving systems to manage quality risks, information leakage risks and other significant business risks. These subcommittees carried out evaluation based on their respective roles of the status of improvement and implementation of Canon Group’s risk management system in accordance with Canon Group Annual Plan on the Development of Risk Management System for 2017 stipulated by the Board of Directors. The result of such evaluation did not discover any major flaws in the system and the Risk Management Committee reported this to the CEO and the Board of Directors.

(2).

The Corporate Strategy Committee was held 10 times in the current business term. In addition to the Officers in charge of executing business operations, the Outside Directors and Audit & Supervisory Board Members also attended, as necessary, and provided opinions.

3.	System for Efficient Execution of Duties (Item 3, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution
(1).

Based on regulations regarding the division of duties and administrative authorities prescribed by the Board of Directors, the CEO and other Officers shall execute shared duties under the supervision and direction of the CEO.

(2).

The CEO shall formulate 5-year management goals (the “Excellent Global Corporation Plan”) and 3-year priority measures, contained in mid-term management plans. Based upon these plans, the CEO shall manage operations from a unified group approach.

Outline of Activities
		(1).	The CEO and other Officers execute the duties allocated to them in accordance with the related regulations.
(2).

The CEO decides on a mid-term management plan, which is decided based on close discussions with Officers of the Company and the executive officers of the major subsidiaries in Japan and overseas, and ensures the cohesion of the Group’s corporate management.

34

4.	System for Group Management (Item 5, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution
The Company strengthens the internal control system of the Canon Group by requiring subsidiaries to follow the respective items:
(a).

to obtain prior approval from the Company or report to the Company important decisions in accordance with the “Regulations of Group Companies Management,” prescribed by the Board of Directors of the Company,

(b).

to grasp significant risks that the subsidiary may face in the course of business and to verify and evaluate the status of improvement and implementation of the risk management system and report their findings to the Company in accordance with the “Regulations of Risk Management”,

		(c).	to design an appropriate organization under the governing law of incorporation and to clearly define approval processes and authorities of executive officers,
(d).

in addition to thoroughly instilling compliance awareness through the Canon Group Code of Conduct, to put in place business procedures/checking systems that prevent violation of laws and regulations and subsidiaries’ articles of incorporation in the course of daily business and prepare a compliance education system as a part of the subsidiary’s risk management system, and

		(e).	to establish a whistleblowing system and prohibit any disadvantageous treatment of any whistleblower.
Outline of Activities
		(a).	The Company received reports from subsidiaries and provided prior approval to subsidiaries in accordance with the “Regulations of Group Companies Management”.
(b).

In order to conduct evaluation of the status of improvement and implementation of the risk management system described in (1), Content of Basic Policy Resolution, 2 above, the subsidiaries being evaluated implemented evaluation of the respective targeted risks.

(c).

Each subsidiary performs, as appropriate, a review of the appropriateness of organizational design, and approval criteria and processes in accordance with the applicable laws and regulations and the nature of business and other factors.

		(d).	In addition to the activities of (1), Outline of Activities, 2 above, each subsidiary conducts training and discussion as necessary and ensures utmost compliance.
		(e).	Each company establishes a whistleblowing system and totally prohibits any disadvantageous treatment of any whistleblower.
5.	System for Storing and Managing Information (Item 1, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution

Information related to the execution of duties of Officers, including meeting minutes of the Board of Directors and settlement documents, shall be maintained and managed by respective divisions in charge of such management in accordance with laws and regulations, the “Regulations of the Board of Directors,” and other related rules. Directors, Audit & Supervisory Board Members, and members of the internal audit division have the ability to inspect this information at anytime.

Outline of Activities

Whenever deemed necessary, Directors, Audit & Supervisory Board Members and members of the internal audit division peruse or obtain copies of meeting minutes of the Board of Directors and the Corporate Strategy Committee, and other records such as settlement documents of the CEO.

35

6.	System for Auditing by Audit & Supervisory Board Members (Paragraph 3, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution
(1).

The Company established and assigns dedicated full-time employees of an appropriate number to the Office of Audit & Supervisory Board Members. The Office of Audit & Supervisory Board Members is established as an independent entity that is outside the control of Officers. Any change in dedicated full-time employee personnel shall require the prior consent of the Audit & Supervisory Board.

(2).

Audit & Supervisory Board Members shall grasp the execution of duties by Officers, attending not only meetings of the Board of Directors, but also other important meetings such as meetings of the Corporate Strategy Committee and Risk Management Committee.

(3).

The administrative divisions of the headquarters, such as human resources, finance & accounting, and legal affairs, shall hold meetings with Audit & Supervisory Board Members and report on the execution of duties in a timely manner. Additionally, if any material breach of laws and regulations occurs, the relevant division shall immediately report this to Audit & Supervisory Board Members.

		(4).	Audit & Supervisory Board Members shall have accounting auditors periodically give reports.
(5).

Audit & Supervisory Board Members shall hold periodic meetings with counterparts of domestic subsidiaries of the Company and work to improve the auditing system from a unified group perspective by sharing information. Additionally, Audit & Supervisory Board Members shall grasp the execution of duties by Officers of subsidiaries, sharing responsibility for the auditing of major subsidiaries in and outside Japan.

		(6).	The Company prohibits any disadvantageous treatment of any person that reports to Audit & Supervisory Board Members. The Company also seeks its subsidiaries to prohibit any disadvantageous treatment.
(7).

The Audit & Supervisory Board shall draw up an annual audit plan and an annual budget covering the audit of the Company and its subsidiaries. And the Company shall secure necessary funds for the annual budget. When an outlay outside the budget is incurred, due to a special audit etc., the expense shall be reimbursed by the Company.

Outline of Activities
(1).

The Company established the Office of Audit & Supervisory Board Members to be independent from the directives and commands of Officers and it assigns dedicated full-time employee. If necessary, Audit & Supervisory Board Members may give an order for an investigation to the administrative divisions etc. of the headquarters.

(2).

Audit & Supervisory Board Members, including Outside Audit & Supervisory Board Members, in addition to attending almost all the Board of Directors meetings, also attend the Corporate Strategy Committee meetings and the Risk Management Committee as necessary.

(3).

The managers in charge of the administrative divisions of the headquarters, in principle meet with full-time Audit & Supervisory Board Members monthly and report the status of execution of duties. In addition, the internal audit division reports the results of audits to the CEO and Audit & Supervisory Board.

(4).

Audit & Supervisory Board Members, in addition to periodically receiving reports from the Accounting Auditor on the results of the audit of the business term in accordance with laws and regulations, they also hold hearings with the Accounting Auditor to inquire on the status of audits as necessary.

(5).

Audit & Supervisory Board Members, as necessary, held meetings with audit & supervisory board members of domestic subsidiaries and shared information. In addition, at the time of visiting audits at subsidiaries, Audit & Supervisory Board Members shared information with audit & supervisory board members of the subsidiary individually.

		(6).	In addition to (5), Outline of Activities, 1 above, information is disseminated concerning the prohibition of disadvantageous treatment of any person that reports to Audit & Supervisory Board Members.
		(7).	In the current business term, there were no shortfalls in the budget allocated for the implementation of audits in accordance with the audit plan.

36

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	(Millions of yen)

	As of Dec. 31, 2017	As of Dec. 31, 2016
ASSETS

Current assets:

Cash and cash equivalents	721,814	630,193

Short-term investments	1,965	3,206

Trade receivables, net	650,872	641,458

Inventories	570,033	560,736

Prepaid expenses and other current assets	287,965	264,155

Total current assets	2,232,649	2,099,748

Noncurrent receivables	35,444	29,297

Investments	48,320	73,680

Property, plant and equipment, net	1,126,620	1,194,976

Intangible assets, net	420,972	446,268

Goodwill	936,722	936,424

Other assets	397,564	358,136

Total assets	5,198,291	5,138,529

	As of Dec. 31, 2017		As of Dec. 31, 2016
LIABILITIES AND EQUITY

Current liabilities:

Short-term loans and current portion of long-term debt	39,328		1,850

Trade payables	380,654		372,269

Accrued income taxes	77,501		30,514

Accrued expenses	330,188		304,901

Other current liabilities	281,809		273,835

Total current liabilities	1,109,480		983,369

Long-term debt, excluding current installments	493,238		611,289

Accrued pension and severance cost	365,582		407,200

Other noncurrent liabilities	133,816		142,049

Total liabilities	2,102,116		2,143,907

Commitments and contingent liabilities

Equity:

Canon Inc. shareholders’ equity:

Common stock	174,762		174,762

[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]

[Issued shares] (share)	[1,333,763,464	]	[1,333,763,464	]

Additional paid-in capital	401,386		401,385

Legal reserve	66,879		66,558

Retained earnings	3,429,312		3,350,728

Accumulated other comprehensive income (loss)	(143,228)		(199,881)

Treasury stock, at cost	(1,058,481)		(1,010,423)

[Treasury shares] (share)	[254,007,681	]	[241,695,310	]

Total Canon Inc. shareholders’ equity	2,870,630		2,783,129

Noncontrolling interests	225,545		211,493

Total equity	3,096,175		2,994,622

Total liabilities and equity	5,198,291		5,138,529

37

Consolidated Statements of Income	(Millions of yen)

	Year ended Dec. 31, 2017	Year ended Dec. 31, 2016

Net sales	4,080,015	3,401,487

Cost of sales	2,087,324	1,727,654

Gross profit	1,992,691	1,673,833

Operating expenses:

Selling, general and administrative expenses	1,297,247	1,142,591

Research and development expenses	330,053	302,376

Impairment losses on goodwill	33,912	-

	1,661,212	1,444,967

Operating profit	331,479	228,866

Other income (deductions):

Interest and dividend income	6,012	4,762

Interest expense	(818)	(1,061)

Other, net	17,211	12,084

	22,405	15,785

Income before income taxes	353,884	244,651

Income taxes	98,024	82,681

Consolidated net income	255,860	161,970

Less: Net income attributable to noncontrolling interests	13,937	11,320

Net income attributable to Canon Inc.	241,923	150,650

Notes to Consolidated Balance Sheets
<Notes to Consolidated Balance Sheets as of December 31, 2017>
1.	Allowance for doubtful receivables:	13,378 million yen
2.	Accumulated depreciation:	2,638,055 million yen
3.

Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.

4.	Collateral assets:	193 million yen
5.	Guarantee obligations for bank loans:	6,059 million yen
<Note to Per Share Information as of December 31, 2017>
	Canon Inc. shareholders’ equity per share	2,658.59 yen

Note to Consolidated Statements of Income
<Note to Per Share Information for the year ended December 31, 2017>
Net income attributable to Canon Inc. shareholders per share
	Basic	222.88 yen
	Diluted	222.88 yen

38

Consolidated Statements of Equity	(Millions of yen)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity
Balance at December 31, 2016	174,762	401,385	66,558	3,350,728	(199,881)	(1,010,423)	2,783,129	211,493	2,994,622
Equity transactions with noncontrolling interests and other		1					1	(1)	-
Dividends to Canon Inc. shareholders				(162,887)			(162,887)		(162,887)
Dividends to noncontrolling interests								(4,814)	(4,814)
Acquisition of subsidiaries								60	60
Transfers to legal reserve			321	(321)			-		-
Comprehensive income:
Net income				241,923			241,923	13,937	255,860
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments					44,168		44,168	2,922	47,090
Net unrealized gains and losses on securities					(9,767)		(9,767)	405	(9,362)
Net gains and losses on derivative instruments					2,562		2,562	26	2,588
Pension liability adjustments					19,690		19,690	1,517	21,207
Total comprehensive income (loss)							298,576	18,807	317,383
Repurchases of treasury stock						(50,036)	(50,036)		(50,036)
Reissuance of treasury stock				(131)		1,978	1,847		1,847
Balance at December 31, 2017	174,762	401,386	66,879	3,429,312	(143,228)	(1,058,481)	2,870,630	225,545	3,096,175

39

Notes to Consolidated Financial Statements

<Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements>

Significant Accounting Policies

1. Group Position

The number of consolidated subsidiaries was 376, and the number of affiliated companies accounted for by the equity method was 7 as of December 31, 2017.

2. Basis of Presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) pursuant to the provision of paragraph 1, Article 120-3 of the Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the provision of the latter part of paragraph 1, Article 120, as applied mutatis mutandis pursuant to paragraph 3, Article 120-3.

3. Cash Equivalents

All highly liquid investments acquired with an original maturity of three months or less are considered to be cash equivalents.

4. Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date. Exchange differences are charged or credited to income. Assets and liabilities of subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date and income and expense items are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are reported in other comprehensive income (loss).

5. Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the average method for domestic inventories and principally the first-in, first-out method for overseas inventories.

6. Investments

Canon accounts for its debt and marketable equity securities as follows. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available for-sale securities are excluded from earnings and are reported in other comprehensive income (loss) until realized. Realized gains and losses are determined on the average cost method.

7. Property, Plant and Equipment

Property, plant and equipment are depreciated principally by the declining-balance method.

8. Goodwill and Other Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment at least annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Intangible assets with finite useful lives are amortized over the respective estimated useful lives. Software, patents and developed technology, and customer relationships are amortized using the straight-line method over the estimated useful lives, which range primarily from 3 years to 6 years for software, 7 years to 17 years for patents and developed technology and 11 years to 15 years for customer relationships.

9. Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

10. Basis of Recording Allowances

(Allowance for doubtful receivables)

An allowance for doubtful receivables is provided based on credit loss history and an evaluation of any specific doubtful receivables.

(Accrued pension and severance cost)

Pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. Unrecognized actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) using the straight-line method over the average remaining service periods of employees. Unrecognized prior service cost or credit is amortized using the straight-line method over the average remaining service periods of employees.

11. Taxes Collected from Customers

Taxes collected from customers and remitted to governmental authorities are excluded from revenues, cost and expenses in consolidated statements of income.

12. Stock-Based Compensation

Canon measures stock-based compensation cost at the grant date, based on the fair value of the award, and recognizes the cost on a straight-line basis over the requisite service period.

40

13. Net Income Attributable to Canon Inc. Shareholders Per Share

Basic net income attributable to Canon Inc. shareholders per share is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income attributable to Canon Inc. shareholders per share includes the effect from potential issuance of common stock based on the assumption that all stock options were exercised.

14. Recently Issued Accounting Guidance

In January 2017, the Financial Accounting Standards Board issued an amendment which eliminates the second step from the impairment test of goodwill. This amendment requires the entity to recognize an impairment charge for the amount by which the carrying amount exceeds the fair value of reporting unit; however, the impairment charge is limited to the amount of goodwill allocated to that reporting unit. Canon early adopted this amended guidance from the impairment test performed after January 1, 2017.

<Notes to Financial Instruments>

1. Status of Financial Instruments

Canon invests in highly safe and short-term financial instruments.

Canon has certain financial instruments such as trade receivables and securities. Canon reduces the customer credit risk related to trade receivables in accordance with its credit management policy. At December 31, 2017, a major customer accounted for approximately 8% of consolidated trade receivables. Securities consist primarily of equity securities of the companies with which Canon has a business relationship. Derivative financial instruments are comprised principally of foreign exchange contracts to reduce the risk. Canon does not hold or issue derivative financial instruments for trading and speculative purposes.

2. Fair Value of Financial Instruments

The estimated fair values of Canon’s financial instruments as of December 31, 2017 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The following summary excludes non-marketable equity securities accounted for under the cost method (balance sheet amount 3,760 million yen) as it was not practicable to estimate the fair value of such investments.

(Millions of yen)

	Carrying amount	Estimated fair value	Difference
Available-for-sale securities	23,358	23,358	-
Long-term debt, including current portion	(499,168)	(499,126)	42
Foreign exchange contracts:
Assets	544	544	-
Liabilities	(3,259)	(3,259)	-

The following methods and assumptions are used to estimate the fair value in the above table.

Available-for-sale securities

Available-for-sale securities are recorded at fair value.

Long-term debt

The fair values of Canon’s long-term debt instruments are based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

<Note to Real Estate for Rent and Others>

There was no significant item.

41

FINANCIAL STATEMENTS

Balance Sheets

	As of Dec. 31, 2017	As of Dec. 31, 2016
ASSETS

Current assets	910,578	949,907

Cash and deposits	98,704	85,748

Notes receivable	3,934	54

Accounts receivable	458,010	476,690

Finished goods	84,616	77,071

Work in process	68,536	72,471

Raw materials and supplies	8,355	6,238

Deferred tax assets	15,699	11,149

Short-term loans receivable	94,333	137,312

Other current assets	78,391	83,175

Allowance for doubtful receivables	-	(1)

Fixed assets	2,175,788	2,226,796

Property, plant and equipment, net	611,753	646,975

Buildings	375,290	389,686

Machinery	51,651	60,596

Vehicles	222	205

Tools and equipment	13,962	15,163

Land	148,757	149,351

Construction in progress	21,871	31,974

Intangible fixed assets	23,188	25,264

Software	22,532	24,625

Other intangibles	656	639

Investments and other assets	1,540,847	1,554,557

Investment securities	9,882	35,978

Investments in affiliated companies	1,465,209	1,451,422

Long-term pre-paid expenses	13,430	13,711

Deferred tax assets-noncurrent	38,352	39,562

Guarantees	508	534

Other noncurrent assets	13,543	13,445

Allowance for doubtful receivables-noncurrent	(77)	(95)

Total assets	3,086,366	3,176,703

(Millions of yen)

	As of Dec. 31, 2017	As of Dec. 31, 2016
LIABILITIES AND NET ASSETS

Current liabilities	1,109,095	1,056,706

Notes payable	419	513

Electronically recorded obligations-operating	31,352	-

Accounts payable	277,141	314,408

Short-term loans payable	620,495	602,326

Other payables	28,335	45,105

Accrued expenses	38,719	38,786

Accrued income taxes	47,960	8,868

Deposits	10,045	8,187

Accrued warranty expenses	3,657	2,376

Accrued bonuses for employees	5,777	4,397

Accrued directors’ bonuses	112	60

Other current liabilities	45,083	31,680

Noncurrent liabilities	516,907	667,351

Long-term loans payable	490,000	610,000

Accrued pension and severance cost	22,706	53,072

Reserve for environmental provision	1,375	1,389

Accrued long service rewards for employees	1,558	1,602

Other noncurrent liabilities	1,268	1,288

Total liabilities	1,626,002	1,724,057

Shareholders’ equity	1,457,117	1,443,164

Common stock	174,762	174,762

Capital surplus	306,288	306,288

Additional paid-in capital	306,288	306,288

Retained earnings	2,034,548	1,972,537

Legal reserve	22,114	22,114

Other retained earnings	2,012,434	1,950,423

Reserve for special depreciation	94	138

Reserve for deferral of capital gain on property	3,998	3,982

Special reserves	1,249,928	1,249,928

Retained earnings brought forward	758,414	696,375

Treasury stock	(1,058,481)	(1,010,423)

Valuation and translation adjustments	3,247	9,017

Net unrealized gains (losses) on securities	3,462	9,939

Net deferred gains (losses) on hedges	(215)	(922)

Subscription rights to shares	-	465

Total net assets	1,460,364	1,452,646

Total liabilities and net assets	3,086,366	3,176,703

42

Statements of Income	(Millions of yen)

	Year ended Dec. 31, 2017	Year ended Dec. 31, 2016

Net sales	1,930,064	1,763,987

Cost of sales	1,340,251	1,279,902
Gross profit	589,813	484,085

Selling, general and administrative expenses	410,363	416,542
Operating profit	179,450	67,543

Other income	118,023	124,026
Interest income	1,281	635

Dividend income	83,400	90,771

Rental income	27,637	27,141

Miscellaneous income	5,705	5,479

Other expenses	36,111	33,210

Interest expense	4,026	3,386

Depreciation of rental assets	24,426	24,107

Foreign exchange loss	3,796	2,843

Miscellaneous loss	3,863	2,874
Ordinary profit	261,362	158,359

Non-ordinary income	15,099	2,004

Gain on sales of fixed assets	701	1,296

Gain on sales of investment securities	100	42

Gain on reversal of subscription rights to shares	466	666

Gain on securities contributed to retirement benefit trust	13,832	-

Non-ordinary loss	2,892	3,682

Loss on sales and disposal of fixed assets	2,892	3,294

Loss on valuation of investment securities	-	364

Loss on liquidation of subsidiaries and affiliates	-	24
Income before income taxes	273,569	156,681

Income taxes - Current	49,287	21,586

- Deferred	(747)	2,040
Net income	225,029	133,055

Notes to Balance Sheets
<Notes to Balance Sheet as of December 31, 2017>
1. Accumulated depreciation of property, plant and equipment
1,466,249 million yen
2.	Guarantees
	Mortgage bank loans for employees	2,549 million yen
3.	Receivable and Payable for affiliated companies
	Receivables	583,856 million yen
	Payables	881,629 million yen
4.	Plan assets in the retirement benefit trust that are offset with the accrued pension and severance cost are as follows.

Severance pay plan Corporate pension plan	Accrued pension and severance cost before deduction of plan assets 37,120 million yen 47,660 million yen	Plan assets in the retirement benefit trust 18,049 million yen 44,025 million yen

<Note to Per Share Information as of December 31, 2017>
Net assets per share	1,352.49 yen

Notes to Statements of Income
<Notes to Statement of Income for the year ended December 31, 2017>
Transactions with affiliated companies
Sales	1,749,634 million yen
Purchase	1,312,420 million yen
Other transactions	123,863 million yen
<Note to Per Share Information for the year ended December 31, 2017>
Net income per share	207.32 yen

43

Statement of Changes in Net Assets	(Millions of yen)

	Shareholders’ equity									Valuation and translation adjustments		Subscription rights to shares	Total net assets
	Common stock	Capital surplus	Retained earnings					Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Net deferred gains (losses) on hedges
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance at the beginning of current period	174,762	306,288	22,114	138	3,982	1,249,928	696,375	(1,010,423)	1,443,164	9,939	(922)	465	1,452,646
Changes of items during the period
Transfer to reserve for special depreciation									-				-
Reversal of reserve for special depreciation				(44)			44		-				-
Transfer to reserve for deferral of capital gain on property					156		(156)		-				-
Reversal of reserve for deferral of capital gain on property					(140)		140		-				-
Dividends paid							(162,887)		(162,887)				(162,887)
Net income							225,029		225,029				225,029
Purchase of treasury stock								(50,036)	(50,036)				(50,036)
Disposal of treasury stock							(131)	1,978	1,847				1,847
Net changes of items other than shareholders’ equity									-	(6,477)	707	(465)	(6,235)
Total changes of items during the period	-	-	-	(44)	16	-	62,039	(48,058)	13,953	(6,477)	707	(465)	7,718
Balance at the end of current period	174,762	306,288	22,114	94	3,998	1,249,928	758,414	(1,058,481)	1,457,117	3,462	(215)	-	1,460,364

<Notes to Statement of Changes in Net Assets>
1. Number of issued shares as of December 31, 2017 1,333,763,464 shares
2. Classes and shares of treasury stock				(Shares)
Classes of stock	Balance at the beginning of current period	Increase	Decrease	Balance at the end of current period
Common stock	241,695,310	12,785,531	473,160	254,007,681

(Reason for change)

The increase of 12,785,531 shares reflects the acquisition of 12,776,100 shares as approved by the resolution of the board of directors’ meeting, and the purchase of shares less-than-one-unit, 9,431 shares in total, requested by shareholders.

The decrease of 473,160 shares reflects the transfer of 472,800 shares due to simplified share exchange, and the sale of shares less-than-one-unit, 360 shares in total, requested by shareholders.

3. Payment for dividends

(1) Amount of dividends paid

Decision	Classes of stock	Cash dividend (Millions of yen)	Dividend per share (yen)	Record date	Effective date
March 30, 2017 Ordinary general meeting of shareholders	Common stock	81,905	75.00	December 31, 2016	March 31, 2017
July 27, 2017 Board of directors’ meeting	Common stock	80,982	75.00	June 30, 2017	August 28, 2017

(2) Dividends whose record date is included in the current fiscal year and effective date is after the current fiscal year-end.

Scheduled	Classes of stock	Cash dividend (Millions of yen)	A source of dividend	Dividend per share (yen)	Record date	Effective date
March 29, 2018 Ordinary general meeting of shareholders	Common stock	91,779	Retained earnings	85.00	December 31, 2017	March 30, 2018

44

Notes to Non-Consolidated Financial Statements

<Notes to Significant Accounting Policies>

1.	Valuation of Securities
(1)	Securities of subsidiaries and affiliates----stated at cost based on the moving average method.
(2)	Other securities:
Securities with quotation----stated at fair value (unrealized holdings gains and losses are reported in net assets, when sold, the cost is based on the moving average method).
Securities without quotation----stated at cost based on the moving average method.

2.	Valuation of Inventories

(1)	Finished goods; work in process----valued at cost based on the periodic average method (amount shown in the balance sheet is devaluated due to decline in profitability).
(2)	Raw materials and supplies----valued at cost based on the moving average method (amount shown in the balance sheet is devaluated due to decline in profitability).

3.	Depreciation Method of Fixed Assets

(1)

Property, plant and equipment (excluding lease assets)----calculated by declining-balance method. For buildings (excluding fixtures) acquired on or after April 1,1998, depreciation is calculated by straight-line method.

(2)

Intangible fixed assets----calculated by straight-line method. With regard to software for sale, calculated based on the estimated marketable period in consideration of marketing plan etc. of the relevant products (3 years), and with regard to internal-use software, calculated based on the estimated useful period in the Company (5 years).

(3)	Lease assets----calculated by straight-line method. The engaged lease period is determined as the useful life of each lease asset.

4.	Basis of Recording Allowances

(1)	Allowance for doubtful receivables----provided as general provision for uncollectible receivables.
------General accounts
Allowances are provided using a rate determined by past debt experience.

------Allowance for accounts considered to be uncollectible and accounts in bankruptcy filing are provided for individual estimated uncollectible amount, primarily determined based on the respective customer’s financial conditions.

(2)	Accrued warranty expenses----provided as general provision for product after-sales service expenses and no charge repair cost on an estimated amount based on the historical performance.
(3)	Accrued bonuses for employees----provided as general provision for bonus to employees for this term based on an amount expected to pay.
(4)	Accrued directors’ bonuses----provided as general provision for bonus to directors for this term based on an amount expected to pay.
(5)

Accrued pension and severance cost----provided as general provision for employee retirement and severance benefits based on projected benefits obligation and expected plan asset. Prior service cost and actuarial variance are amortized by straight-line method over the average remaining service periods of employees.

(6)

Reserve for environmental provision----provided as general provision for the future environmental-related cost, such as construction costs to prevent the proliferation of soil pollution, and also clean up costs of hazardous substances based on the related regulations.

(7)

Accrued long service rewards for employees----provided as general provision for reward for employees in accordance with management policy for long service employees for this term based on an amount expected to pay.

5.	Hedge Accounting

(1)	Hedge accounting----Deferral hedge accounting has been applied.
(2)	Hedging instrument and hedged items
Hedging instrument----derivative transaction (foreign exchange contract)
Hedged items----accounts receivables denominated in foreign currency for forecasted transaction.
(3)

Hedge policy----Derivative financial instruments are comprised principally of foreign exchange contracts to manage currency risk. The Company does not hold derivative financial instrument for trading purpose.

(4)

Assessment of hedge effectiveness----As the substantial terms of hedging instruments and of hedged items are the same, the fluctuations of foreign currency exchange rates are offset by each other at the hedge’s inception and on an ongoing basis. Hedge effectiveness is assessed by verifying those relationships.

6.	Notes to Others

(1)	Consumption Taxes----excluded from the statements of income and are accumulated in other receivables or other payables.
(2)	Consolidated Taxation System----applied

<Additional Information>

(Application of Implementation Guidance on Recoverability of Deferred Tax Assets)

Implementation Guidance on Recoverability of Deferred Tax Assets (ASBJ Guidance No.26, March 28, 2016) was adopted as of the fiscal year ended December 31, 2017.

45

<Notes to Deferred Income Tax>

Major Items of Deferred Tax Assets and Liabilities

(Deferred tax assets)
Accrued pension and severance cost	17,455 million yen
Investments in subsidiaries	6,512 million yen
Loss on valuation of inventories	1,927 million yen
Outstanding enterprise tax	2,956 million yen
Depreciation of fixed assets in excess of limit	9,476 million yen
Loss on impairment of fixed assets	533 million yen
Excess in amortization of software	7,278 million yen
Amortization of deferred charges in excess of limit	6,500 million yen
Other	14,474 million yen
Subtotal deferred tax assets	67,111 million yen
Valuation reserve	(8,450) million yen
Total deferred tax assets	58,661 million yen
(Deferred tax liabilities)
Reserve for special depreciation	(42) million yen
Reserve for deferral of capital gain on property	(1,796) million yen
Other	(2,772) million yen
Total deferred tax liabilities	(4,610) million yen
Net deferred tax assets	54,051 million yen

<Notes to Transaction with Related Parties>	(Millions of yen)

Nature	Company name	Ratio of voting rights held by the Company	Relationship with the Company	Transaction details	Transaction amount	Item	Balance as of December 31, 2017
Subsidiary	Canon Marketing Japan Inc.	(Possession) Direct: 58.5% Indirect: 0.0%	Sales of the Company’s products	Sales of the Company’s products	213,481	Accounts receivable	67,934
				Borrowings of funds	-	Short-term loans payable	90,000
Subsidiary	Oita Canon Inc.	(Possession) Direct: 100%	Production of the Company’s products Interlocking directorate	Purchase of products, components and others	162,315	Accounts payable	34,040
Subsidiary	Canon Finetech Nisca Inc.	(Possession) Direct: 100%	Production of the Company’s products	Borrowings of funds	5,370	Short-term loans payable	56,770
Subsidiary	Toshiba Medical Systems Corporation	(Possession) Direct: 99.0% Indirect: 1.0%	Lending of funds Interlocking directorate	Lending of funds	(32,561)	Short-term loans receivable	47,939
Subsidiary	Canon Tokki Corporation	(Possession) Direct: 100%	Borrowings of funds	Borrowings of funds	29,232	Short-term loans payable	58,690
Subsidiary	Canon U.S.A., Inc.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	491,109	Accounts receivable	124,404
				Borrowings of funds	(1,571)	Short-term loans payable	50,850
Subsidiary	Canon Europa N.V.	(Possession) Indirect: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	482,035	Accounts receivable	116,674
				Borrowings of funds	(17,421)	Short-term loans payable	107,527
Subsidiary	Canon Singapore Pte. Ltd.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	237,688	Accounts receivable	42,627
				Borrowings of funds	26,679	Short-term loans payable	79,100
Subsidiary	Canon Vietnam Co., Ltd.	(Possession) Indirect: 100%	Production of the Company’s products	Purchase of products, components and others	188,172	Accounts payable	35,328

Conditions of transactions and policy regarding determination of conditions of transaction.

(Note 1)	The transactions above are determined on a fair price basis.
(Note 2)	Consumption taxes are excluded from the transaction amount, however, included in the balance at December 31, 2017.
(Note 3)

The loans payable from Canon Marketing Japan Inc., Canon Finetech Nisca Inc., Canon Tokki Corporation, Canon U.S.A., Inc., Canon Europa N.V. and Canon Singapore Pte. Ltd. are intended to make best use of the funding in the Canon Group. Transaction amount shows net borrowings and repayment. The interests are determined reasonably based on market interest rates.

(Note 4)

The loan receivable to Toshiba Medical Systems Corporation is intended to make best use of the funding in the Canon Group. Transaction amount shows net loans and collection. The interests are determined reasonably based on market interest rates.

(Note 5)	Ratio of voting rights held by the Company for “Indirect” of Canon Marketing Japan Inc. shows 0.0% because the value is a fraction amount.
(Note 6)	Toshiba Medical Systems Corporation changed its corporate name to Canon Medical Systems Corporation on January 4, 2018.

46

AUDIT REPORT OF ACCOUNTING AUDITOR ON CONSOLIDATED FINANCIAL STATEMENTS

(TRANSLATION)
Report of Independent Auditors

February 13, 2018
The Board of Directors Canon Inc.

Ernst & Young ShinNihon LLC

	Yoshihiko Nakatani	Certified Public Accountant
Designated and Engagement Partner

	Ryo Kayama	Certified Public Accountant
Designated and Engagement Partner

	Kiyoto Tanaka	Certified Public Accountant
Designated and Engagement Partner

	Minoru Ota	Certified Public Accountant
Designated and Engagement Partner

Pursuant to Paragraph  4, Article 444 of the Corporation Law, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the notes to consolidated financial statements of Canon Inc. (the “Company”) applicable to the fiscal year from January 1, 2017 through December 31, 2017.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the provision of the second sentence, Paragraph 1, Article 120 of the Company Accounting Regulations, as applied mutatis mutandis pursuant to Paragraph 3, Article 120-3 of the said Regulations, which permits the omission of certain disclosure items required under the accounting principles generally accepted in the United States, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion from an independent perspective on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures are selected and applied depending on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors do not consider internal control for the purpose of expressing an opinion on its effectiveness, but consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which omits some disclosure items required under the accounting principles generally accepted in the United States in accordance with the provision of the second sentence, Paragraph 1, Article 120 of the Company Accounting Regulations, as applied mutatis mutandis pursuant to Paragraph 3, Article 120-3 of the said Regulations, present fairly, in all material respects, the financial position and results of operations of the Canon Group, which consisted of the Company and consolidated subsidiaries, applicable to the fiscal year ended December 31, 2017.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

47

AUDIT REPORT OF ACCOUNTING AUDITOR

(TRANSLATION)
Report of Independent Auditors

February 13, 2018
The Board of Directors Canon Inc.

Ernst & Young ShinNihon LLC

	Yoshihiko Nakatani	Certified Public Accountant
Designated and Engagement Partner

	Ryo Kayama	Certified Public Accountant
Designated and Engagement Partner

	Kiyoto Tanaka	Certified Public Accountant
Designated and Engagement Partner

	Minoru Ota	Certified Public Accountant
Designated and Engagement Partner

Pursuant to Item 1, Paragraph 2, Article 436 of the Corporation Law, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, the notes to non-consolidated financial statements, and the related supplementary schedules of Canon Inc. (the “Company”) applicable to the 117th fiscal year from January 1, 2017 through December 31, 2017.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion from an independent perspective on the financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the related supplementary schedules. The procedures are selected and applied depending on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements and the related supplementary schedules, whether due to fraud or error. In making those risk assessments, the auditors do not consider internal control for the purpose of expressing an opinion on its effectiveness, but consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Canon Inc. applicable to the 117th fiscal year ended December 31, 2017 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

48

AUDIT REPORT OF AUDIT & SUPERVISORY BOARD

Audit Report

Regarding the performance of duties by the Directors for the 117th business term from January 1, 2017, to December 31, 2017, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Audit & Supervisory Board Member and hereby report as follows:

1.	Auditing Methods Employed by the Audit & Supervisory Board Members and Audit & Supervisory Board and Details of Such Audit
(1)

We established auditing policies, allocation of duties and other relevant matters, and received reports from each Audit & Supervisory Board Member regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

(2)

Each Audit & Supervisory Board Member complied with the auditing standards of Audit & Supervisory Board Members established by the Audit & Supervisory Board, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the internal auditing and other employees, made efforts to establish the environment for collecting information and auditing, and conducted the audit by the following methods.

(i)

Each Audit & Supervisory Board Member participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the headquarters and principal offices. With respect to subsidiaries, we communicated and exchanged information with Directors and Audit & Supervisory Board Members of subsidiaries, and received business reports from subsidiaries as necessary.

(ii)

We periodically received reports from Directors, employees and others, requested explanations as necessary, and expressed opinions, regarding the resolution of the Board of Directors on the establishment of following systems (Internal Control System) and the status of operation of the organized system based on such resolution, both of which are described in the business report;

i)	the system for ensuring that the performance of duties by the Directors conforms to the applicable laws and regulations and Articles of Incorporation, and
ii)

the system stipulated in Item 1 and Item 3, Article 100, of the Enforcement Regulations of the Corporation Law, which are necessary for ensuring the properness of operations of the enterprises consisting of the Company and its subsidiaries.

(iii)

We monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary.

Based on the above methods, we examined the business report and the accompanying detailed statements, the financial statements (balance sheet, statement of income, statement of changes in net assets, and notes to non-consolidated financial statements) and the accompanying detailed statements as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity, and notes to consolidated financial statements) for this business term.

2.	Audit Results
(1)	Results of Audit of Business Report and Other Relevant Documents
(i)

We confirm that the business report and the accompanying detailed statements fairly represent the Company’s conditions in accordance with the related laws and regulations and Articles of Incorporation.

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(ii)	We have found no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation with regard to the execution of duties by the Directors.
(iii)

We confirm that the content of the resolution of the Board of Directors regarding the Internal Control System is proper. In addition, we have found no matters on which to remark in regard to the description of the business report and the execution of duties by the Directors regarding the Internal Control System.

(2)	Results of Audit of Financial Statements and the Accompanying Detailed Statements
We confirm that the methods and results of the audit conducted by the Accounting Auditor, Ernst Young ShinNihon LLC, are proper.

(3)	Results of Audit of Consolidated Financial Statements
We confirm that the methods and results of the audit conducted by the Accounting Auditor, Ernst Young ShinNihon LLC, are proper.

February 13, 2018

Audit & Supervisory Board, Canon Inc.

Audit & Supervisory Board Member     Makoto Araki

Audit & Supervisory Board Member     Kazuto Ono

Audit & Supervisory Board Member     Tadashi Ohe

Audit & Supervisory Board Member     Hiroshi Yoshida

Audit & Supervisory Board Member     Kuniyoshi Kitamura

Note:

Audit & Supervisory Board Members, Tadashi Ohe, Hiroshi Yoshida and Kuniyoshi Kitamura are Outside Audit & Supervisory Board Members, as provided in Item 16, Article 2, and Paragraph 3, Article 335, of the Corporation Law.

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REFERENCE

Business Topics

Canon Opens Customer Experience Center Tokyo

In April 2017, aiming to enhance the commercial printing business, which has been established as a new business that will become a pillar of growth, Canon opened the Customer Experience Center Tokyo (CEC Tokyo), a venue for customers to try out Canon-Group commercial-use printers. CEC Tokyo is within the Company’s headquarters and is the fourth such location in the world and the first in Asia. Using actual commercial-use printers, customers can experience the workflow from taking orders to printing and processing for direct mail, books, catalogs, and a broad range of other commercial printing products. Customers can also test their own printing data and paper with the printers. By supporting customers’ introduction of digital printing systems with demonstrations and verifications using actual printers, Canon will reliably capture the growing demand for digital printing and accelerate the enhancement of the commercial printing business.

Canon Provides Nanoimprint Lithography Manufacturing Equipment

In July 2017, Canon provided the FPA-1200NZ2C, semiconductor manufacturing equipment that utilizes nanoimprint lithography (NIL) technology, which Canon has been continuously developing since 2004, to the Yokkaichi Operations plant of Toshiba Memory Corporation, a leading provider of semiconductor memory solutions.

Nanoimprint technology utilizes a patterning technology that involves the field-by-field deposition and exposure of a low viscosity resist deposited by jetting technology onto the substrate to reproduce patterns. Nanoimprinting can print more detailed patterns at an even lower cost than existing photolithography equipment*. With the provision of this equipment, Canon expects accelerated development for the world’s first semiconductor device mass production that employs nanoimprint technology.

*  A type of semiconductor manufacturing equipment that utilizes wide-diameter lenses and a light source to transcribe circuit patterns onto wafers.

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CSR Initiatives

Tsuzuri Project: Diving into Screen Paintings Exhibition

In collaboration with the Tokyo National Museum, Canon held the “Diving into Screen Paintings: A New Way to Experience Japanese Art” at the Tokyo National Museum from July 4, 2017 to September 3, 2017 to commemorate the 10th anniversary of the Tsuzuri Project.

The Tsuzuri Project is a social and cultural support activity that, by producing and using high-resolution facsimiles of Japan’s important cultural properties, achieves the dual purpose of preserving the original pieces and ensuring there are opportunities for the pieces to be viewed. The exhibit included high-resolution facsimiles of Hasegawa Tohaku’s Pine Trees and Ogata Korin’s Cranes in combination with projection mapping video using a Canon projector and simulated breezes filled with scents. The combination of these elements allowed 82,115 visitors to become more acquainted with traditional Japanese culture.

Canon U.S.A. Commemorates 20 Years of Partnership for Preservation of Yellowstone National Park

Canon U.S.A. has contributed to research activities in Yellowstone National Park, U.S.A., since 1996 in partnership with Yellowstone Forever, an organization that aims to research and preserve the ecosystem and other aspects of the park. These contributions included donating cameras, lenses, and binoculars over the years. Yellowstone’s ecosystem, which was previously imbalanced due to the local wolf population going extinct, is currently much improved as a result of Yellowstone Forever’s activities.

2017 marked the 20th anniversary of the partnership with Yellowstone Forever. Through the aforementioned activities, Canon U.S.A. intends to maintain this partnership and further contribute to environmental preservation.

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Information for Shareholders

Notes

Business term	From January 1 to December 31 of each year
Ordinary general meeting of shareholders	March of each year
Record date for above	December 31 of each year
Record date for interim dividends	June 30 of each year
Number of shares constituting one unit	100 shares
Securities code (for stock exchanges in Japan)	7751
Stock exchange listings	Tokyo, Nagoya, Fukuoka, Sapporo, and New York

Share Handling Procedures

1.	Should you have any inquiries about the following procedures pertaining to shares of Canon Inc., please contact your securities company etc. where you have an account managing your shares.

Address change	Name change	Inheritance

Dividend transfer designation	Requests for purchase or sale of shares less than one unit	Issuance of certification such as change in shares
etc.

2.

Should you have any inquiries about the above procedures in cases where your shares are managed in a special account (tokubetsu koza)(*), or about procedures for payment of accrued dividends or the issuance of documents such as statements of payment, Mizuho Trust & Banking Co., Ltd. handles these procedures, so please contact as shown below.

Website	Mizuho Trust & Banking Co., Ltd. (procedures pertaining to shares) https://www.mizuho-tb.co.jp/daikou/index.html

Phone	0120-288-324 (Toll free, available in Japan only) Operating hours: 9:00 – 17:00 (Monday – Friday except national holidays)

Address	Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd. 8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507

*	A special account is an account for the management of shares that are not managed at a securities company etc.
Please also refer to page 54.

Manager of the register of shareholders / Account management institution for the special account (tokubetsu koza)	2-1, Yaesu 1-chome, Chuo-ku, Tokyo Mizuho Trust & Banking Co., Ltd.
Business handling place	Stock Transfer Agency Department, Head Office Mizuho Trust & Banking Co., Ltd.
Method of public notice	Electronic means (http://canon.jp/) However, if the Company is unable to give an electronic public notice due to an accident or any other unavoidable reason, the notice shall be given in the Nikkei.

The Company’s Investor Relations Website

http://global.canon/en/ir/

For those shareholders who receive dividends by way of “Receipt of Dividend”

The way to receive dividends is shown on the backside of “Receipt of Dividend.”

We recommend one of the following three methods as a safer and more expeditious way to receive dividends. For more information, please ask your securities company etc.

i)

The method of depositing the dividends of all the issues, including shares of Canon Inc., that are managed by a shareholder using securities company accounts into said securities company accounts.

(System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts)

ii)

The method of transferring the dividends of all the issues, including shares of Canon Inc., held by a shareholder into the same bank deposit account.

(System of receiving dividends in the account registered for receipt of dividends)

iii)	The method of transferring dividends into an account at a financial institution such as a bank (including Japan Post Bank). (System of designating an account for each issue held)

*  It is not possible to use method i) for shares that are managed in a special account.

*  In the case of method ii), it is not possible to choose a Japan Post Bank account as the account into which the dividends are transferred.

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To Shareholders Holding Shares Less Than One Unit

The trading unit of Canon Inc. shares (1 unit) is 100 shares and you can not purchase or sell the Canon Inc. shares less than one unit (1–99 shares; hereinafter “Less-than-one-unit Shares”) on securities markets. However, you may purchase or sell these shares by the methods below.

(Example: For a shareholder holding 80 shares)

*In the case that you are a shareholder of Less-than-one-unit Shares in an account of securities company etc., please carry out procedures at the securities company etc.

*In the case that you are a shareholder of Less-than-one-unit Shares in a special account (a shareholder who does not have an account in securities company etc.), please contact our manager of the register of shareholders (Mizuho Trust & Banking Co., Ltd.; 0120-288-324, toll free, available in Japan only).

To Shareholders Holding Shares of Canon Inc. in a Special Account

In accordance with the share certificate dematerialization in January 2009, shares of Canon Inc. not deposited in an account with a securities company etc., are currently being managed in a “special account” of Mizuho Trust & Banking Co., Ltd. (our manager of the register of shareholders).

Shares managed in a special account cannot be purchased or sold in the market due to certain restrictions on trade.

We are providing information so that our shareholders will have this opportunity to consider following the procedures for transferring from a special account.

Procedure for Transferring from a Special Account to an Account with a Securities Company etc.

The following procedures are for transferring shares that are managed in a special account to an account under the same name as the shareholder established with a securities company etc.

(i)   Establishing an account with a securities company etc.

    In the event that a shareholder intends to follow these procedures, it will be necessary to establish an account in advance with a securities company etc.

(ii)  Application for account transfer

(iii)   Transfer procedures

     Upon establishing an account with a securities company etc., please contact Mizuho Trust & Banking Co., Ltd. (Toll free 0120-288-324, see page 53) Information regarding necessary procedures will be provided.

*Procedures(ii) and (iii) can also be handled at the help desk of the following branches or offices.

  <Applicable branches and offices>

  ● Mizuho Trust & Banking Co., Ltd.: Head office and branches across the nation (Please take note that these procedures cannot be handled at a Trust Lounge.)

  ● Mizuho Securities Co., Ltd.: Head office, branches and offices across the nation, and Planet Booths (locations within Mizuho Bank, Ltd. branches)

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